Exhibit 99.1

CREW GOLD CORPORATION

Annual Information Form

For the six months ended December 31, 2006

March 30, 2007

TABLE OF CONTENTS

CERTAIN REFERENCES AND GLOSSARY	1

DATE OF INFORMATION	1

FORWARD LOOKING STATEMENTS	1

CURRENCY	1

THE CORPORATION	2

GENERAL DEVELOPMENT OF OUR BUSINESS	3

INDUSTRY INFORMATION	4

BUSINESS OF THE COMPANY	7

LIQUIDITY AND CAPITAL RESOURCES	25

CRITICAL ACCOUNTING ESTIMATES	26

RISKS AND UNCERTAINTIES	27

CAPITAL STRUCTURE	32

MARKET FOR SECURITIES	32

DIRECTORS AND EXECUTIVE OFFICERS	33

LEGAL PROCEEDINGS	35

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	35

TRANSFER AGENT AND REGISTRAR	35

INTEREST OF EXPERTS	35

AUDIT COMMITTEE INFORMATION	35

ADDITIONAL INFORMATION	36

GLOSSARY OF TERMS	G-1

SCHEDULE A	A-1

CERTAIN REFERENCES AND GLOSSARY

In this Annual Information Form (“AIF”), unless the context otherwise requires, references to the “Corporation”, “we”, “us”, “our” “Crew” or similar terms refer to Crew Gold Corporation either alone or together with its subsidiaries, except to the extent the context requires otherwise.

The “Glossary of Terms” at page G-1 of this AIF contains definitions of terms used in this AIF.

DATE OF INFORMATION

The information in this AIF is presented as of December 31, 2006, unless otherwise indicated.

FORWARD LOOKING STATEMENTS

Certain statements contained herein that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future success of exploration activities, the timing and amount of production estimates, targeted production cash costs and forecasted cash reserves, Crew’s hedging practices, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risk, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the actual. results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.  Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to US investors — The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured”, “indicated”, and “inferred” “resources”, which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC’s website at http://www.sec.gov/edgar.shtml.

CURRENCY

In this AIF all monetary amounts are expressed in US dollars, unless otherwise indicated.

THE CORPORATION

Crew Gold Corporation was incorporated under the Company Act of the Province of British Columbia on March 31, 1980 under the name Ryan Energy Corp. (N.P.L). Crew changed its name to Ryan Resources Ltd. on December 18, 1985, to Canadian Crew Energy Corporation on January 21, 1988, to Crew Development Corporation on March 21, 1997 and to the present Crew Gold Corporation on December 15, 2003. As of January 28, 2000, Crew continued as a corporation in the Yukon Territory and is subject to the Business Corporations Act of the Yukon Territory.  The registered office of the Corporation is Suite 200-204 Lambert Street, Whitehorse, Yukon Territory YIA 3T2, Canada, and the head office of the Corporation is Abbey House, Wellington Way, Weybridge, Surrey, KT13 0TT, UK.

The chart above includes the principal operating subsidiaries of the Corporation as of December 31, 2006 and, for each subsidiary, its place of organization and the Corporation’s percentage of voting interests beneficially owned or over which control or direction is exercised.

GENERAL DEVELOPMENT OF OUR BUSINESS

Overview

Crew is an international mining company focused on identifying, acquiring, developing and operating mineral resource projects worldwide with a primary focus on gold.

Crew’s gold-related operations include:

•                  An operating gold mine (Nalunaq) in Greenland with a 2007 annual production rate target of 80,000 to 100,000 ounces and a newly refurbished CIP processing plant at Nugget Pond, Newfoundland, Canada which processes Nalunaq’s ore. The processing plant was acquired in October 2006, refurbished and commissioned in February 2007.

•                  An operating gold mine in Guinea (Lefa) with a 2007 annual production rate target of 300,000 to 320,000 ounces. This operation includes a new onsite CIP plant currently in commissioning.

•                  A gold mine (Masara) in the Philippines with a refurbished 500 tpd CIL processing plant which was commissioned in December 2006. A new 2,400 tpd CIL plant is expected to be added and commissioned in 2007 with a 2007 annual production rate target of 120,000 to 140,000 ounces.

In addition to its interests in these gold mining and processing operations and other gold exploration properties in Canada, Greenland, the Philippines, Guinea and Ghana, Crew, through its subsidiary, Crew Minerals ASA (“CMASA”), also holds other non-gold mineral development and exploration projects in Greenland, the Philippines and Norway. CMASA was separately listed on the Oslo Stock Exchange in December 2006 and subsequently raised USD $80 million in a combination of a private placement and a public offering. After the completion of financings, the Corporation’s equity interest in CMASA is 54.5%. CMASA’s primary non-gold asset is the Mindoro Nickel Project (“Mindoro”) in the Philippines.  It also has molybdenum exploration activities (“Hurdal”) in Norway and royalty income from its interest in the Seqi Olivine Project in Greenland.

In March 2002 the Corporation experienced a change of control as a direct consequence of a dissident shareholder action, which resulted in a change in the Board of Directors and senior management. The new senior management placed a strategic focus on developing and operating gold and other assets directly owned by the Corporation.

In line with the stated corporate strategy, since March 2002, the Corporation has:

(i)                                     formed and is operating the Nalunaq Gold Mine (“Nalunaq”), in which the Corporation holds an 82.5% interest;

(ii)                                  acquired the Leaf Corridor Gold Project (“Lefa”) in Guinea by acquiring 100% of the shares of Guinor Gold Corporation (“Guinor”) and completed the Lefa CIP plant expansion;

(iii)                               with its associated Philippine partner, acquired approximately 72.5% of Apex Mining Company Limited and commenced development of the Masara Gold Mine (“Masara”), including new processing facilities with the first phase 500 tpd plant being commissioned in December 2006 and the second phase 2,400 tpd plant expected to be commissioned in 2007;

(iv)                              acquired and refurbished a processing plant for the Nalunaq ore in Newfoundland Canada;

(v)                                 entered a joint venture agreement for the exploration of a gold property in Newfoundland Canada;

(vi)                              consolidated its non-gold holdings in a separate subsidiary, Crew Minerals ASA;

(vii)                           separately listed and disposed of 45.5% of its interest in Crew Minerals ASA;

(viii)                        disposed of the majority of its investment in Metorex Limited, a South African-based public gold mining company;

(ix)                                invested in and disposed of its 20% interest in Barberton Mines Limited, a South African-based gold mining operation;

(x)                                   acquired the mineral rights to the Seqi Olivine Project in western Greenland, and subsequently divested its interest to an industrial partner; and

(xi)          restructured, consolidated and centralized its corporate offices to Weybridge, England.

During the fiscal year, the Corporation continued exploration work on its gold and other mineral properties in Greenland, Norway, the Philippines and West Africa.

INDUSTRY INFORMATION

Exploration for Minerals in Greenland

Exploration and mining in Greenland are subject to the Danish Act on Mineral Resources in Greenland (consolidated act no. 386 of 18 June 1998) (the “Danish Mineral Act”).

According to the Danish Mineral Act, all exploration in Greenland requires a prior exploration license from Greenland Home Rule, Bureau of Minerals and Petroleum (BMP). In order to be granted an exploration license, an application must be sent to BMP and approved by both the Joint Committee for Greenland Home Rule (the “Joint Committee”) and the Danish Minister for Environment and Energy.

An exploration license may only be granted to legal entities domiciled in Greenland and subject to Greenland taxation, but not to joint taxation. These entities must be exclusively carrying out activities under the exploration license. Further, it is a requirement that the applicant has the necessary expert knowledge and financial background with respect to the exploitation activities. Before an exploration license is granted, BMP shall approve certain plans for the exploration (e.g. exploration plans, environmental plans and safety plans).

The terms of an exploration license are subject to negotiations, but the normal standard terms are that the license is granted for a specified area. The period in which an exploration license is granted varies, but in general exploration licenses are given for a period of up to five years with the possibility of an extension of five years. The license may be extended up to a total period not exceeding 50 years.

An exploration license expires if no exploration work is carried out. The license will normally include an obligation to spend certain amounts on exploration in the exploration area per year, and the exploration license may be subject to certain further conditions. There are no production royalties in Greenland, but a yearly license fee may be payable to BMP.

The license holder is entitled to a subsequent mining license, if (i) the license holder identifies minerals, which the license holder intends to exploit commercially, (ii) the license holder duly provides documentation for viable commercial exploitation to BMP and (iii) BMP approves certain further required plans (e.g. safety plans, mining plans, environmental plans and plans for mine closure. BMP will normally require security for closure of the mine and clean up. A mining license is generally granted for a period of 30 years.

The Corporation currently, directly or indirectly, holds the following licenses in Greenland:

Nalunaq License

On April 7, 2003, BMP granted a 30-year license to Nalunaq Gold Mine A/S for exploration of minerals. The license is granted under the provisions of articles 7 and 15 of the Danish Mineral Act. This is an exclusive license for exploration of mineral resources (excluding hydrocarbons) for the area within longitudes and latitudes:

60*21’N 44*48’W, 2: 60*21’N 44*49’W, 3: 60*20’N 44*49’W, 4: 60*20’N 44*53’W, 5: 60*23’N 44*53’W, 6: 60*23’N 44*49’W, 7: 60*22’N 44*49’W and 8: 60*22’N 44*48’W.

It is a condition of the Nalunaq License that the ultimate shareholder of Nalunaq Gold Mine A/S guarantees the mine’s obligations under the Nanulaq License. Further, Nalunaq Gold Mine A/S has provided a security deposit of DKK 4.2 million to the Government of Greenland to cover future estimated mine closure costs and a three-year monitoring program. The amount of the security deposit is based on an estimate of closure costs set out in a detailed closure plan prepared by BMP. The terms set out in the closure plan are not exhaustive and BMP has the right to set out additional terms in the event of future exploration activities within the area of the Nalunaq License.

Nanortalik License

On July 12, 2002 BMP granted an exploration license to Nalunaq I/S for exploration of mineral resources. The license is granted under the provisions of articles 7 and 15 of the Danish Mineral Act.

The license is an exclusive license for exploration of mineral resources (excluding hydrocarbons) for an onshore area at Nanortalik in Southwest Greenland.

Nalunaq I/S is obliged to spend certain exploration expenses in the exploration area. If this requirement is not met, BMP may request a payment equal to 50% of the remaining anticipated expense upon expiration of the license.

Akuunnaat Licence

The Akuunnaat license number 2006//07 is in West Greenland and provides the exclusive rights to explore a 677 sq km area for gold and platinum. The license was granted in May 2006.

Majoqqaq License

The Majoqqaq license number 2006/08 is in Western Greenland and provides the exclusive right to explore a 178 sq km area for diamonds. The license was granted in May 2006. The Corporation has applied for an additional license covering 1,800 sq km, and this license application has been recommended for approval by the Joint Committee. The Corporation has assigned these licenses to Crew Minerals ASA.

Prospecting License

Prospecting License number 2005/001 covers the entire area of West Greenland and is non-exclusive but allows the Corporation to conduct technical investigation prior to seeking exclusive licenses.

Exploration for Minerals in Guinea

Artisanal mining activity is evident in numerous locations throughout and beyond the Lefa Corridor Gold Project. In addition, French and Russian interests engaged in limited mining activities during Guinea’s colonial period.

In 1984, the Government of Guinea created a protocol for exploring and exploiting gold, diamonds and other minerals on the Dinguiraye Concession and in the surrounding regions. A subsidiary of Guinor Gold Corporation, which is now a subsidiary of the Corporation, became involved in the concession in 1986 when the interests of certain parties were transferred to it.

In 1989, a convention de base (the “Convention de Base”) was issued establishing the operating company Société Minière de Dinguiraye (“SMD”), now an indirect wholly owned subsidiary of the Corporation.  The parties to the Convention de Base are Delta Gold Mining Ltd (“DGM”), now an indirect wholly owned subsidiary of the Corporation, and the Government of the Republic of Guinea (“GOG”).  Under the Convention de Base, the GOG agreed to grant long-term mining licenses to SMD, and DGM agreed to oversee and manage the exploration and mining operations of SMD with an obligation to actively explore and develop any resources discovered. The Convention de Base sets out the objectives of SMD as the exploration for and mining of gold, diamonds and other associated minerals and the development of mines and processing plants in the concession area.

Under the Convention de Base, the GOG granted SMD an exclusive, irrevocable mining concession for gold, diamonds, and associated minerals over five zones totalling 2,200 km2 in the Dinguiraye area.  The concession has duration of 25 years and expires in 2019 with an automatic renewal of five years under the same conditions and subsequent five-year renewals based on negotiations between the parties.

The Convention de Base also requires a 5.4% royalty (negotiations are in progress to reduce this to 3%) to be paid on the sales of minerals and establishes the tax rate on net profits at 30%. It also exempts SMD from import and export duties.

The terms of the Convention de Base were confirmed in an agreement executed by the Government of Guinea and the Corporation in November 2004.

In June 2006, the Corporation acquired the remaining 15% of SMD from the Government of Guinea and the Convention de Base was amended and is in the process of being ratified by the Government of Guinea.  This Amendment is anticipated to include the following changes:

1.                                       Removal of GOG’s right to appoint directors;

2.                                       Removal of the right of shareholders to buy gold at a reduced rate;

3.                                       Confirmation that funds can flow out of Guinea without taxation beyond the existing royalty and income tax; and

4.                                       Confirmation that DGM has completed all its obligations with respect to exploration and capital investment.

The GOG has also granted prospecting permits conferring exclusive rights to prospect for specified minerals in a set area for the time specified.  See “Lefa Corridor Gold Project — Guinea — Project Description and Location”.

Exploration for Minerals in the Philippines

A new mining law, the Republic Act 7942 “PHILIPPINE MINING ACT OF 1995” (“Mining Act”), was introduced in March 1995, and the revised implementing rules and regulations DAO 96-40 were issued in 1996. According to the Mining Act, domestic and foreign-owned companies can apply for an Exploration Permit (EP). The maximum area under an EP that a qualified person or entity may hold at any one time shall be:

(a)           Onshore, in any one province —

(1)           For individuals, 20 blocks; and

(2)                                  For partnerships, corporations, cooperatives, or associations, 200 blocks (which is equivalent to 16,200 hectares or 162,000,000 square metres).

(b)           Onshore, in the entire Philippines —

(1)           For individuals, 40 blocks; and

(2)                                  For partnerships, corporations, cooperatives, or associations, 400 blocks (which is equivalent to 32,400 hectares or 324,000,000 square metres).

(c)           Offshore, beyond 500 metres from the mean low tide level —

(1)           For individuals, 100 blocks; and

(2)           For partnerships, corporations, cooperatives, or associations, 1,000 blocks.

An EP is issued for two years after fulfilment of all relevant requirements. An EP is renewable for two-year periods (but not to exceed a total term of six years) upon the approval of the Secretary of the Department of Energy and Natural Resources (“DENR”), provided that the renewal of an EP will be allowed only if the permit holder has complied with all the terms and conditions of the EP and has not been found guilty of violation of any provision of the Mining Act and its implementing rules and regulations. The EP gives the right to prospect, survey, and carry out drilling and limited test operations in accordance with submitted work-programs. The EP secures the mineral rights over the claimed area and it can be converted into a Mineral Production Sharing Agreement (“MPSA”) or a Financial and Technical Assistance Agreement (“FTAA”) after completed feasibility. An MPSA or FTAA is valid for 25 years and is renewable for an additional 25 years.

The Masara title is currently covered under MPSA No. 225-2005-XI granted on December 6, 2005 with an area of 679 hectares.

Applications for an additional MPSA have also been submitted for land under APSA 100 and 112A-B, covering several other Masara claims totalling 1,800 hectares.  None of the potential mineral resources from these applications have been included in the Masara estimates.  However, portions of these applications were noted to be in partial conflict with claims of North Davao Mining Corp. To facilitate the processing of the applications, the Mines and Geosciences Bureau (MGB) Panel of Arbitrators (PA) designated certain areas of the Apex application as free (i.e. areas without any conflict) while the remaining areas were declared in conflict. The free areas of APSA 100 and 112A-B, according to the authorities, were 2,553 hectares. Thus, Masara currently has a total of 3,232 hectares under an MPSA application. Pursuant to the Definitive Agreement with the former Apex management, the former management undertook responsibility for the processing and approval of the MPSA applications. This process is now in progress.

The Corporation is also in the process of applying for a FTAA for Masara.

The areas in conflict with North Davao Mining Corp. are the subject of a case pending before the PA.  The PA issued a decision in which none of the conflict areas were awarded to Apex.  Apex filed a Motion for Reconsideration of the PA’s decision.  The decision of the PA may be appealed to the Mines Adjudication Board (“MAB”).  Thereafter, the MAB decision can be appealed to the Court of Appeal and then to the Supreme Court.

Exploration for Minerals in Norway

The 1972 Norwegian Mining Act divides minerals into two groups: claimable and non-claimable. In general, the claimable minerals are metal-bearing, and they belong to the state. In general, non-claimable minerals are classified as industrial minerals, and they belong to the landowner.

Any person or company that belongs to the European Economic Area (EEA) is allowed to claim the mineral rights to an area. A single claim area is limited to 300,000 m2, and its longest side cannot exceed 1,200 metres. There is no limit as to the number of claims allowed. The claiming procedure is as follows: A pre-claim (muting) is registered first. It may be held for seven years, with a possible three-year extension (total 10 years). A pre-claim is succeeded by a claim (utmál). Test or industrial exploration must be commenced within 10 years after the granting of a claim. However this time limit may be extended with the approval of the government.

Pre-claim holders have the right to prospect, survey, and carry out drilling and limited test explorations. If a claim holder believes that the claim area holds a feasible mineral deposit, a mining operation may be started after a number of conditions are fulfilled. Among these, a new mining operation requires permission from the agriculture and forest authorities in relation to the Planning and Building Act concerning pollution of the environment.  There are no production royalties for mining licences in Norway.  Certain fees are payable to landlords and the Government for registering and holding pre-claims, claims and during mining operations.

Exploration for Minerals in Newfoundland Canada

Exploration in the Province of Newfoundland is regulated by the Mining Act of Newfoundland. Organizations holding valid licenses are permitted to explore for minerals and apply for mining permits once discoveries are made. Crew will be exploring in the Glover Island region under a joint venture agreement thereby operating under the licences of New Island Resources Inc.

BUSINESS OF THE COMPANY

Business Overview

The business of the Corporation currently consists of the following ventures, each of which is described in more detail below:

(b)                                 Nalunaq Gold Mine in Greenland which commenced commercial production in July 2004;

(c)                                  Nugget Pond processing plant in Newfoundland, Canada which was commissioned in February 2007 and which is currently processing the ore from Nalunaq;

(d)                                 Lefa Gold Mine in Guinea where the CIP plant expansion commenced commissioning in December 2006 and is currently ramping up to full production;

(e)                                  Masara Gold Mine in the Philippines where the refurbished 500 tpd CIL processing facility was completed in December 2006 and the 2,400 tpd CIL plant is expected to be commissioned in 2007; and,

(f)                                    Exploration projects located in Greenland, Ghana, Norway, Canada and the Philippines.

Nalunaq, Lefa and Masara are material to the Corporation as defined by Canadian National Instrument 43-101.

Crew has 17 employees in Weybridge, United Kingdom who provide technical, financial, and administrative and management expertise. In addition, the Corporation employs four people in Norway, 101 people in Greenland (including 76 directly employed by service contractors), 824 people in Guinea (including 535 employed by service contractors), and 2,021 people in the Philippines (including 1,364 employed by service contractors).

NALUNAQ GOLD MINE - GREENLAND

Property Description and Location

Crew holds an 82.5% interest in the Nalunaq Gold Mine, which commenced commercial mining operations on July 1, 2004 and has been operating uninterrupted since then. In the six-month period ended December 31, 2006, Nalunaq produced approximately 37.000 oz of gold. The opening of Nalunaq was a milestone for Greenland, being its first gold mine and the first new mine to be developed in the country for over 30 years. The mine is located approximately 40 kilometres northeast of the town of Nanortalik in the southernmost tip of Greenland and is a Proterozoic narrow-vein, high-grade gold deposit. Transportation to Nalunaq takes approximately 40 minutes by helicopter from the international airport at Narsarsuaq.

The terrain is moderately alpine with mountain peaks reaching 1,200-1,600 metres above sea level. Nalunaq mountain, which hosts the gold deposit, is 1,340 metres high and is located in a wide glacial valley reaching into the Saqqa Fjord about nine km from the mine site. Deep fjords allow access for shipping and the overall climate is moderate allowing full operations year-round. During the six months ended December 31, 2006, all mined ore from Nalunaq was shipped for processing to Rio Narcea’s EI Valle plant in Spain.

Ownership and Management

The Corporation owns directly 82.5% of the Greenlandic limited liability company, Nalunaq Gold Mine A/S (“NGM”), which operates the mine and holds the mining license. NunaMinerals A/S holds the remaining 17.5% ownership in NGM.

The Nalunaq Mining License was granted by the Greenlandic and Danish Governments in 2003 for a 30-year period. The License covers an area of 16 km² around the mine site. In 2004 NGM received its final permits for the underground operation and commercial production started in July 2004.

A staff of 25 people manage the NGM operation, as well as the camp and harbour. Mining operations and maintenance is contracted to Procon Mining and Tunnelling Ltd. of Canada on a labour-hire basis. Procon has between 40 and 50 persons on site at any time. Mining equipment is owned by NGM and the Corporation. Locally owned contractors are engaged for surface ore haul, on-site construction work, catering and janitorial work. In total, over 35% of the employees are locally hired.

Geology

The Nalunaq deposit is a high-grade, gold-only mineralization associated with quartz-veins in a major shear zone. As a generic type, the deposit is a mesothermal vein-type gold mineralization, hosted in Proterozoic amphibolite-facies metavolcanic rocks. Visible gold is found in sheeted quartz veins which are located in a large-scale shear structure that appears to be related to regional thrusting. However, possibly due to extensive post-mineralization deformation, there is no simple relationship between the gold grade and amount of quartz at Nalunaq.

The most pronounced structure at Nalunaq is a narrow zone of ductile shearing surrounded by relatively brittle margins. The Main Vein itself is hosted in a one-to-two metre wide shear zone with a remarkably constant orientation. The regular sheet has an average strike of 45-50° and an average dip of 36º SE, varying between 22° and 55°.

The presence of quartz is the single-most important factor for the gold occurrence and is found as sheeted veins with stripes and bands of included calc-silicates. The quartz veins vary from 0.05 metres to 1.8 metres in width and often display pinch and swell structure with clear evidence of both compressive and dilatational post-mineralization deformation.

Systematic sampling of the underground exposures of the vein has shown that distribution of gold grade is erratic in nature, due to a pronounced nugget effect. Despite this variation, a regular zonation in grade can seemingly be identified in a series of high-grade segments running approximately northeast-southwest throughout the mine area. The reason for this regularity is not clear, but observations suggest that the highest-grade sections occur in or near the contact to medium-grained metadolerite sills. Lower-grade segments generally seem to be hosted in finer-grained metapillow basalt, which has suffered more intense shearing.

Resources

The exploration strategy for Nalunaq aims at continuously demonstrating more resources than are being mined out, so that measured and indicated resources can be maintained at a level of at least 200,000 ounces. In 2006, two areas were targeted as areas of potential expansion: one target area was immediately to the west and northwest of the current active mining area, while another target area was the up-dip extension of the mineralization in the Upper Block. Each of these were identified as having the potential for expansion of resources to replace ore that has been mined. Resources at Nalunaq cannot be defined by drilling alone.

In the past drilling has often proven to be an unreliable grade indicator. One 2006 drill-hole, which intersected the Main Vein only 27 m from the 2005 hole that had returned 3,777 g/t over 0.8 m , returned a value of only 1.0 g/t over 0.5 m. The comparison of these two results underlines the difficulty in obtaining representative grade information from diamond drilling.

Low-grade intercepts have frequently been found in areas that subsequently proved to be high-grade, however high-grade drill intercepts are usually a good sign of high-grade areas. This irregularity is due to the high nugget effect of the narrow vein, which makes systematic sampling of drift faces the only viable source for resource calculations. Surface drilling is therefore considered only the first stage of a resource development program at Nalunaq. Underground drifting is required for reserves to be demonstrated as being proven or probable.

The 2006 diamond drill programme at the Nalunaq Gold Mine was a continuation of previous programmes and comprised 3,770 m in 15 holes from six drill platforms. The 2006 programme was completed on schedule and budget between June and August 2006. One target area for the programme was the area immediately west and northwest of the current active mining areas. A second target area was the up-dip extension of known high grade mineralization in the Upper Block. The highest Main Vein intersection is now at an elevation of 800 m. Finally two holes were drilled into the southeast extension of the South Block.

Based on the 2006 results, a re-interpretation of the Main Vein plane in the western part of the Upper Block is now consistent with the interpretation developed in other parts of the mine. Consideration will be given for future exploration drilling at depth, but virtually all the possible drill platform locations on the mountain have now been occupied, and future drilling must be conducted largely from underground positions and in the valley segment.

Due to the nature of the high-grade, narrow-vein mineralization the new resources cannot be classified as measured and indicated resources before underground drifting into the structures has been completed. Management believes that the consistent drilling results are supportive of a significant mineralization and has adopted conservative payability factors ranging from 30 -50% to adjust for this uncertainty.

Resource evaluations from the 2006 exploration program and mine development are still ongoing and the results of the year’s work has not been concluded.  For the purposes of reporting, the following resource descriptions have been extracted from the Snowden resource report dated September, 2005.  This report is available on www.sedar.com.

Preliminary evaluation of the resources and ore reserves at Nalunaq are shown in the table below. The numbers for the Inferred Resources are subject to application of conservative payability factors of 30 - 50% while the Indicated Resources are presented at 80% payability. Historical mining at Naluanq has resulted in a recovery rate of 84%. Accordingly, calculated reserves shown in the table below apply a payability rate of 84%, a 16 basis point reduction from calculated in situ estimates.

Indicated Resources

Area	Estimated Tonnes	Payable Tonnes	Grade (g/t Au)	Contained ounces gold
Target Block	380,000	380,000	21	257,000
South Block	60,000	60,000	19	37,000
Total	440,000	440,000	21	294,000

Area	Estimated Tonnes	Payable Tonnes	Grade (g/t Au)	Contained ounces gold
South Block	1,585,000	520,000	18	300,000
Target Block W	360,000	270,000	16	139,000
Target Block N	390,000	290,000	18	168,000
Upper Block	485,000	320,000	18	185,000
Mountain Block	580,000	190,000	18	110,000
South Block C	93,000	70,000	17	38,000
Total	3,364,560	1,616,000	18	940,000

(a)                                  The above table has been extracted from the Report titled “Independent Review and Resource Estimate” dated August 5, 2005.  The Report was prepared for the Corporation by the independent consulting group, Snowden Mining Industry Consultants Limited (“Snowden”).  The resource estimate been compiled in accordance with the Canadian National Instrument 43-101 and reported to the CIM Definition Standards (“Mineral Resources and Mineral Reserves”) by Snowden. Dr. Simon C. Dominy is the “Qualified Person” as defined by NI 43-101 that has verified this estimate.  Dr. Dominy is a Principal Mining Geologist and has extensive experience of narrow vein, high nugget gold systems such as Nalunaq.  A copy of the report can be obtained at www.sedar.com and the information contained in the Report is incorporated by reference thereinb.  Tonnage has been estimated using a bulk density of 3.0 t/m3 and diluted to a ‘mineable’ stope width of 1.5 m.

(b)                                 The global resource grade is reported at a zero cut-off grade, and has a best-estimate grade of 18 g/t Au within the range of 16-21 g/t Au. The best-estimate grade of 18 g/t Au is based on extensive underground bulk sampling of the Target Block undertaken during 2000, with the grade range reflecting the likely grade variability inherent in such a coarse-gold high-nugget system. Current production reconciles within this range.

(c)                                  Contained ounces are rounded to the nearest 1,000 ounces to reflect resource uncertainty.

(d)                                 The application of a best estimate for grade quoted within a grade range is an unusual practice within the mining industry. However, the precedent exists when quoting grades for narrow-vein high nugget systems that carry high inherent grade variability.

Mining

Nalunaq has posed considerable challenges due to the simple, yet difficult, geometry of the Main vein. The most challenging  factors include a narrow vein width of 0.7 metres and a 30-40 degree dip. The narrow width calls for a high degree of drilling and blasting accuracy to prevent dilution, and the dip both precludes efficient footwall layouts for mechanised mining and also requires additional rock handling activities to ensure all the ore is successfully transferred to the bottom of the stope for mucking and cleaning.

The preferred mining method is longhole mining, which comprises drifting horizontally along the strike at 11 metre vertical spacing, resulting in ore blocks of about 14-16 metres length on dip. The ore drifts are either mined as a whole face or in two cuts separating the ore and the waste (resue). This block is then subdivided into 14 metre wide stopes between 1.5 metre stability pillars (rib pillars). Each block is opened with a short raise along one pillar and then blasted using long blast holes drilled either from the top or the bottom, giving the method its name. Following stoping and removal of the ore, the stope is cleaned of any residual fine ore, some of which is at high grade.

To access the drifts, from which all operations are carried out, a ramp and other mine openings are necessary. These openings are used to transfer the ore and waste to lower levels for transport, or to create access for mine services such as ventilation, power and water.

The mine at Nalunaq now encompasses most of the original Target Block, and some 40,000 m2 of ore has been mined as stopes or resue ore drives. As a result of the exploration efforts over the past several years, mine development has now progressed into the South Block and further west in the upper part of the Target Block than originally expected. An access ramp to the bottom of the Upper Block was completed before the end of 2006. This ramp will permit the development of the high grade ore known to outcrop above the 600 m elevation.

Mine production to date, reconciled against audited mill production from the El Valle plant in Spain, is presented in the following table. Whilst there is variation in grade between shipments, the average grade realised to date shows very good comparison against the average insitu resource grade of 18.6 g/t Au.

Campaign	Date	Tonnes processed	Grade g/t Au	Oz Au	Gold Recovery	Oz Ag
1	Feb-04	29,580	14.5	13,808	97.7%	2,443
2	Sep-04	39,547	18.9	24,074	97.6%	3,104
3	Dec-04	27,960	16.9	15,188	96.5%	1,198
4	Apr-05	27,428	16.8	14,819	96.4%	2,067
5	Jun-05	20,785	13.2	8,848	96.6%	825
6	Sep-05	32,110	16.9	17,417	96.8%	2,883
7	Dec-05	33,608	18.3	19,787	96.4%	3,112
8	Mar-06	33,993	21.7	23,711	96.2%	2,165
9	Aug-06	41,144	17.5	23,083	97.1%	3,552
10	Nov-06	32,639	14.6	15,321	95.8%	1,976
Total / Average		318,794	17.2	176,055	96.7%	23,325

After its initial start up in 2004, Nalunaq’s ongoing focus has been to improve the delivered grade.  During the fiscal year ended June 30, 2006, the Company engaged Snowden Mining Industry Consultants (“Snowden”) to review the mining operations and identify areas where efficiencies could be improved.  The first phase of the resulting mine optimization programme was implemented in 2006 and focussed on reducing mining dilution through improved blast design, geological control and supervision and washing of stopes to maximize gold recovery. Management believes these initiatives have contributed to improvements, but cautions that the grade variation observed between milling campaigns is also typical of the nature of the style of the narrow-vein, high-grade deposit being mined in Nalunaq.

The second phase of the mine optimization programme currently underway, is helping to boost production by ensuring the mine’s equipment fleet can support a sustainable balance between mine development and stope production. A long-hole drill rig, replacement scoops and larger 20 tonne underground trucks, together with ancillary mobile equipment, have now been delivered to site and are being progressively commissioned. An additional truck is scheduled for delivery in May 2007. Clear improvements are already being seen and management expects to achieve continued improvements in mining efficiencies and production rates during 2007.

Ore Shipping

Nalunaq has no processing facilities on site. During the last two years, ore from Nalunaq has been processed at the El Valle plant of Rio Narcea Gold Mines Ltd (“RNGM”) in Spain.  The process was fully documented and an independent consultant was in attendance when the Nalunaq ore was treated.

During the fiscal year ended June 30, 2006, the Company was informed that processing at the El Valle plant would terminate by the end of 2006 due to El Valle’s closure. As part of a long-term, economically viable solution, the Corporation acquired the Nugget Pond processing plant in Newfoundland Canada from New Island Resources Inc. in October 2006 (see description of Nugget Pond below). Ore shipments to Nugget Pond commenced in February 2007.  Nalunaq has entered into a milling agreement with Nugget Pond. The ore and resultant gold will remain the property of Nalunaq until sold after final refining.

The ore transport contract includes a provision for backhaul of supplies to Nalunaq and is for a period of one year with options to renew.

The Mine Site

Camp

The camp layout currently consists of modular single occupancy living units, office complex, kitchen complex, clinic, assay laboratory, change house, recreation hall with gym, warehouse, potable water supply system, sewage treatment system, electric power plant and workshop facilities. The camp currently has accommodation for about 100 people. Telecommunication systems include high-speed Internet connection available to all via a wireless network.

The camp has an approved helistop facility. There are regular charter flights from Qaqortoq and Narsarsuaq with onwards connections to regular scheduled transatlantic flights to Europe and charter flights to Newfoundland.

The Assay Laboratory

Nalunaq is equipped with a fully functional assay laboratory, consisting of a preparation lab, a wet chemistry lab and an assay section with computerized AAS instrumentation.

Environmental

Since its inception, NGM has been the subject of detailed environmental monitoring. Baseline studies included sampling of water and plant materials and the installation of a weather station in the valley. A new weather station was established in the fjord in 2001 and ongoing environmental monitoring programs are being maintained within the license area.

The monitoring program includes a regime of water sample collection from the surrounding watershed and the operation’s discharge areas including the mine water. Another sampling regime covers the biological population including fish in the stream extending from the mine area to the sea and in the fjord itself. Lichen samples are collected to monitor the effects of heavy metals in dust dispersion. The results of the monitoring are published annually by the Danish National Research Institute. Effects on the environment from the mining operation can be detected but all these remain well within permitted limits. NGM has a program of making continual operational improvements to reduce its environmental footprint.

Socio-economic Considerations

As the largest non-government employer in southern Greenland, Nalunaq’s impact on the local economy is significant and the personal income taxes paid by employees provide a major proportion of the public funds used in the local community.  The mine has a total of 135 full-time positions, and maintains approximately 100 persons at the mine site at all times, including employees directly hired by NGM and by the three main contractors. About one-third of these employees are residents of south Greenland with about half of these from the nearest town, Nanortalik. Fifteen persons are residents in Denmark and over 60 are residents of Canada (mainly specialist miners).

The mine has a full-time mining trainer provided by its mining contractor. Nalunaq’s mining training programme is based on the modular Common Core Training programme developed in Ontario, Canada. Training is targeted at improving the skills of existing employees and developing mining skills in new employees hired from the local Greenlandic labour pool. Over 10% of the underground workforce are Greenlandic residents, and these employees are progressing at various levels through the mining training, from basic entrance level to advanced mining skills.

Government agencies provide assistance with the training of local residents. A major seminar was held in Nanortalik in late 2006 to coordinate training efforts and to find sources of public assistance with training investments. NGM has membership on the advisory committee for the mining skills curriculum at the technical college at Sisimiut.

LEFA GOLD MINE — GUINEA

Project description and location

The Lefa Corridor Gold Project is located approximately 700 KM northeast of Conakry, the capital of the Republic of Guinea. The principal concession, governed by the Convention de Base, covers an area of approximately 1,500 square kilometres and is known as the Dinguiraye Concession. Lefa also has a further six contiguous properties over which the Company has rights derived from six prospecting permits not governed by the Convention de Base, bringing the total project area to approximately 2,379 square kilometres.

The tenements comprising the Lefa Gold Project are set forth in the following table:

Name	Licence Type/ Number	Area	Date Granted	Current Expiration Date	Term
Dinguiraye (1).	Convention de Base and Decree N(o)D/94/024/PR G	1,500 km2	March 21, 1994	March 21, 2019	Initial: 25 years Renewal: 5 years
Kobedara East. (2, 4)	Prospecting Permit N(o)A2003/032	167 km2	September 15, 2003	September 15, 2007	Initial: 2 years Renewal: 2 years
Kobedara West (2, 4)	Prospecting Permit N(o)A2003/30	180 km2	September 15, 2003	September 15, 2007	Initial: 2 years Renewal: 2 years
Iroda (2, 4)	Prospecting Permit N(o)A2002/42	62 km2	November 8, 2004	November 8, 2008	Initial: 2 years Renewal: 2 years
Boubere (2-4)	Prospecting Permit N(o)A2003/031	14 km2	September 15, 2003	September 15, 2007	Initial: 2 years Renewal: 2 years
Norum (2-4)	Prospecting Permit N(o)A2003/7	222 km2	March 17, 2003	March 17, 2007 Renewal in process	Initial: 2 years Renewal: 2 years
Dantinia (2-4)	Prospecting Permit N(o)A2005/070	234km2	July 14, 2005	July 17, 2007	Initial: 2 years Renewal: 2 years
TOTAL		2,379 km2 .

(1)                  The deposits on the Dinguiraye Concession comprise the following deposits that are included in the mineral reserve and mineral resource statements: Lero/Karta, Fayalala, Kankarta, Banko, Tambico, Folokadi, Banora, Boubere, Siguirini and Sanoukono.

(2)                  Confers exclusive rights to prospect for specified minerals in a set area for the time specified.

(3)                  These permits were previously granted and renewed on September 15, 2005 as the current prospecting permits and may be renewed for a further two year period.

(4)                  On renewal, the area covered by prospecting permits may be reduced by 50%, subject to negotiation with the Government of the Republic of Guinea.

Mining approvals from the Government of the Republic of Guinea’s Ministry of Natural Resources will be required to commence mining operations on Kobedara East, Kobedara West, Iroda, Boubere, Norum and Dantinia. An application for such an approval must also include a feasibility study. Such properties are subject to the general mining laws of the Republic of Guinea.

Ownership and History

On October 17, 2005 Crew announced an offer to purchase 100% of the shares of Guinor (references in this section to Guinor includes its subsidiaries), at a price of C$1.50 per common share, in an all-cash transaction valued at approximately $330 million.

On the date of initial acquisition by Crew, Guinor had an 85% interest in its subsidiary, Societe Miniere de Dinguiraye (“SMD”). SMD is the Guinor subsidiary which owns the Lefa mineral property and related net assets. Crew completed the purchase of the remaining 15% of SMD from the Government of Guinea on June 30, 2006 through cash payment of US$15 million and the issue of 7,836,908 common shares having an aggregate fair market value of US$15 million.

The Guinor purchase was financed by raising approximately $340 million through a $194 million issue of 6% convertible bonds and $146 million issue of new equity. On closure of the tender process on December 14, 2005, approximately 94% of the issued and outstanding Guinor common shares were validly deposited (or guaranteed for delivery) pursuant to the Offer. Crew acquired a sufficient number of Guinor common shares to permit it to carry out a compulsory acquisition of the remainder of the outstanding Guinor common shares not deposited to the Offer.  The Corporation announced it would commence the compulsory acquisition of these shares on February 7, 2006.  The process was completed on March 3, 2006 with the Corporation securing 100% of Guinor’s shares.  The Corporation’s business acquisition report relating to the Guinor purchase filed with the Canadian securities administration on Form 51-102 F4 on SEDAR and can be found at www.sedar.com.

In November 2004 Guinor signed an agreement with the Government of Guinea paving the way for a substantial expansion of Lefa. The agreement was signed on behalf of the government jointly by the Minister of Mines, the Minister of Economy & Finance and the Governor of the Central Bank. The agreement confirms that the Government of Guinea and Guinor will adhere to the terms of the existing Convention de Base, which defines the fiscal regime for any investment by Guinor. It also confirms the right of Guinor to import and transport heavy fuel for power for mining purposes free of any taxes or government charges.

Guinor was established in 2004, and on April 26, 2004 acquired 100% of the shares of Kenor ASA (“Kenor”) which held the interests in Lefa through subsidiaries.  Kenor was founded in 1981 for the purpose of developing trade links and relationships between Norway and Africa.  In 1994, Kenor was first listed on the Oslo Stock Exchange (“OSE”). The Lefa gold mine was opened in 1995 and the first gold bar was produced from the mine in April of 1995.

Kenor commenced the Large Exploration Program (“LEP”) on the Lefa Corridor Gold Project in September 2002, which was designed to attempt to define sufficient mineral reserves to justify development of the CIP plant.  In September 2003, as a result of the LEP, Kenor commissioned a feasibility study aimed at defining a large scale gold project to exploit both oxide and primary (sulphide) ores and to identify new mineral reserves to justify a CIP plant on the Dinguiraye Concession that can process both ore types. The feasibility study was completed in March 2005 and construction of the CIP plant expansion was commenced shortly thereafter.  (See “Ore Processing — CIP Plant”)

The new CIP plant commenced commissioning in December 2006.

Geology

Regional Setting.

The Lefa Gold Project lies within the Siguiri Basin, part of the Birimian volcano-sedimentary series, which dominates the basement geology of the West African Shield. The Birimian Series, including the Siguiri Basin, is under-plated by a cratonized block of Archaean-aged high-grade metamorphic and intrusive rocks termed the Man Shield. A collisional environment resulted in the development of dominantly greenschist facies metamorphism and regional northeast to northwest trending deformation zones, considered to be fundamental to the development of gold mineralization in the Siguiri Basin.

Project Setting.

The Siguiri Basin can be subdivided into two distinct formations: the upper Matagania Formation and the lower Siguiri Formation. The Matagania Formation is dominated by inter-bedded claystones and siltstones, better represented throughout southern portions of the Dinguiraye Concession. The Siguiri Formation comprises intercalated siltstones and arkosic sandstones or greywackes and occasional conglomerates, which are more prevalent in northern portions of the Dinguiraye Concession. Deformation and metamorphism appear to have been substantially more subdued within the Siguiri Basin compared with other West African Birimian terrains. Within the LEFA Corridor the basement stratigraphy is essentially sub-horizontal and significant fault offsets are rare. Primary mineral assemblages reflect low-grade regional metamorphism and are characterised by broad monoclinal folding.

The entire stratigraphy has been intruded by massive dolerite dykes and sills during the Jurassic period, associated with the break-up of the Gondwanan continental landmass. Being more resistant to erosion and lateritization, these intrusions form prominent hills and bluffs within the northern half of the concession, and their magnetic susceptibility can be distinguished in airborne magnetic data.

At the regional scale, gold occurrences are more numerous in the coarser grained arkosic unit (Siguiri Formation). The lithological sequence in the LEFA Corridor area is dominated by sediments and is composed mainly of arkosic siltstones with subordinate horizons of true arkoses.

Mineralization is preferentially developed in the more permeable, altered, coarser-grained sediments, within and adjacent to east-northeast oriented structures and north to north-northwest trending fracture zones. Mineralization is localised by a combination of lithological and structural controls. The dip and strike of mineralized zones, and to a lesser extent the style of mineralization, varies considerably between deposits. Gold mineralization is dominantly associated with stockwork and sheeted quartz-carbonate-sulphide veining, stockworks of albite-carbonate-sulphide veinlets, or as sulphidic haematitic breccia. Pyrite is the dominant sulphide species. Gold is largely developed within fractures in pyrite grains, rarely larger than 50 microns, and is non-refractory.

Extensive weathering and lateritization of the mineralization and surrounding host rocks has resulted in the development of economic laterite and saprolite gold deposits. Both transported and residual laterites, up to 15m thick, host economic gold mineralization, which typically averages lg/t to 2g/t gold over extensive lateral areas. Saprolite mineralization tends to be higher grade (1.5g/t to 5g/t gold), but is generally developed over more restricted zones between two metres and 30 metres wide. The base of oxidation extends to over 100m, but may be locally depressed within zones of fracturing and brecciation. The width and grade of primary mineralized zones appear to be little different from their equivalents within the saprolite profile.

Resources

Mineral Resources

(as at 31 December 2006)

Mineral resources on the Dinguiraye Concession, as at 31 December 2006, are set forth in the table below.

CREW GOLD CORPORATION RESOURCE STATEMENT

As at 31st December 2006

Mineral Resources

			Measured			Indicated		Measured + Indicated
deposit	material type	tonnes	grade	contained gold	tonnes	grade	contained gold	tonnes	grade	contained gold
		t	g/t Au	oz	t	g/t Au	oz	t	g/t Au	oz
SMD Lero (1)(3)
LEFA Corridor

Lero Karta	laterite	359,000	1.18	13,619	735,000	0.85	20,086	1,094,000	0.96	33,706
	saprolite	5,834,000	2.14	402,220	2,788,000	1.68	150,714	8,622,000	1.99	552,934
	fresh	16,921,000	1.97	1,071,546	11,163,000	1.78	640,290	28,084,000	1.90	1,711,835
	sub total	23,114,000	2.00	1,487,385	14,686,000	1.72	811,090	37,800,000	1.89	2,298,475

Fayalala	laterite	6,694,000	0.97	208,761	1,153,000	0.87	32,251	7,847,000	0.96	241,011
	saprolite	11,535,000	1.24	459,865	916,000	1.07	31,512	12,451,000	1.23	491,377
	fresh	24,611,000	1.25	989,078	5,335,000	1.16	198,968	29,946,000	1.23	1,188,046
	sub total	42,840,000	1.20	1,657,703	7,404,000	1.10	262,730	50,244,000	1.19	1,920,434

Kankarta	laterite	0	0.00	0	0	0.00	0	0	0.00	0
	saprolite	31,000	1.40	1,395	346,000	1.49	16,575	377,000	1.48	17,970
	fresh	151,000	2.53	12,283	3,542,000	1.90	216,368	3,693,000	1.93	228,651
	sub total	182,000	2.34	13,678	3,888,000	1.86	232,943	4,070,000	1.88	246,621

Banko	laterite	0	0.0	0	45,000	0.86	1,244	45,000	0.86	1,244
	saprolite	0	0.0	0	28,000	4.75	4,276	28,000	4.75	4,276
	fresh	0	0.0	0	60,000	2.91	5,614	60,000	2.91	5,614
	sub total	0	0.00	0	133,000	2.60	11,134	133,000	2.60	11,134

Folokadi	laterite	0	0.0	0	121,000	0.80	3,112	121,000	0.80	3,112
	saprolite	0	0.0	0	306,000	0.98	9,641	306,000	0.98	9,641
	fresh	0	0.0	0	407,000	1.47	19,235	407,000	1.47	19,235
	sub total	0	0.00	0	834,000	1.19	31,989	834,000	1.19	31,989

Banora	laterite	0	0.0	0	26,000	0.83	694	26,000	0.83	694
	saprolite	0	0.0	0	239,000	3.02	23,206	239,000	3.02	23,206
	fresh	0	0.0	0	853,000	3.17	86,936	853,000	3.17	86,936
	sub total	0	0.0	0	1,118,000	3.08	110,836	1,118,000	3.08	110,836

Sanoukono	laterite	0	0.0	0	1,617,000	1.16	60,306	1,617,000	1.16	60,306
	sub total	0	0.00	0	1,617,000	1.16	60,306	1,617,000	1.16	60,306

Siguirini	laterite	0	0	0	0	0	0	0	0.0	0
	saprolite	0	0	0	0	0.0	0	0	0.0	0
	fresh	0	0	0	0	0.0	0	0	0.0	0
	sub total	0	0.0	0	0	0.0	0	0	0.0	0

TOTAL	in situ	66,136,000	1.49	3,158,766	29,680,000	1.59	1,521,028	95,816,000	1.52	4,679,794

TOTAL	stockpiles (2)	4,563,000	0.95	139,369	0	0.0	0	4,563,000	0.95	139,369

TOTAL	all	70,699,000	1.45	3,298,135	29,680,000	1.59	1,521,028	100,379,000	1.49	4,819,163

Mineral Resources (continued)

			Inferred			total
deposit	material type	tonnes	grade	contained gold	tonnes	grade	contained gold
		t	g/t Au	oz	t	g/t Au	oz	cutoff g/t Au
SMD Lero (1)(3)
LEFA Corridor

Lero Karta	laterite	748,000	0.78	18,845	1,842,000	0.89	52,550	0.5
	saprolite	918,000	1.40	41,255	9,540,000	1.94	594,190	0.7
	fresh	6,157,000	1.72	340,195	34,241,000	1.86	2,052,031	0.7
	sub total	7,823,000	1.59	400,295	45,623,000	1.84	2,698,771

Fayalala	laterite	1,317,000	0.83	35,144	9,164,000	0.94	276,156	0.5
	saprolite	692,000	1.01	22,471	13,143,000	1.22	513,847	0.6
	fresh	6,921,000	1.29	287,045	36,867,000	1.24	1,475,090	0.6
	sub total	8,930,000	1.20	344,660	59,174,000	1.19	2,265,093

Kankarta	laterite	2,000	1.35	87	2,000	1.35	87	0.5
	saprolite	5,000	1.42	228	382,000	1.48	18,199	0.7
	fresh	969,000	1.43	44,550	4,662,000	1.82	273,201	0.7
	sub total	976,000	1.43	44,865	5,046,000	1.80	291,486

Banko	laterite	91,000	0.85	2,487	136,000	0.85	3,731	0.5
	saprolite	38,000	3.95	4,826	66,000	4.29	9,102	0.7
	fresh	64,000	3.43	7,058	124,000	3.18	12,671	0.7
	sub total	193,000	2.32	14,370	326,000	2.43	25,504

Folokadi	laterite	78,000	0.69	1,730	199,000	0.76	4,843	0.5
	saprolite	185,000	1.47	8,743	491,000	1.16	18,385	0.7
	fresh	553,000	1.72	30,581	960,000	1.61	49,816	0.7
	sub total	816,000	1.56	41,054	1,650,000	1.38	73,043

Banora	laterite	6,000	0.75	145	32,000	0.82	838	0.5
	saprolite	93,000	3.05	9,120	332,000	3.03	32,325	0.7
	fresh	730,000	2.64	61,961	1,583,000	2.93	148,897	0.7
	sub total	829,000	2.67	71,225	1,947,000	2.91	182,061

Sanoukono	laterite	0	0.0	0	1,617,000	1.16	60,306	0.5
	sub total	0	0.00	0	1,617,000	1.16	60,306

Siguirini	laterite	147,000	2.64	12,477	147,000	2.64	12,477	1.0
	saprolite	887,000	3.25	92,683	887,000	3.25	92,683	1.0
	fresh	1,072,000	3.17	109,256	1,072,000	3.17	109,256	1.0
	sub total	2,106,000	3.17	214,416	2,106,000	3.17	214,416

TOTAL	in situ	21,673,000	1.62	1,130,886	117,489,000	1.54	5,810,680

TOTAL	stockpiles (2)	0	0.0	0	4,563,000	0.95	139,369

TOTAL	all	21,673,000	1.62	1,130,886	122,052,000	1.52	5,950,049

(1)

The above table has been extracted from the resource estimate compiled from drilling data in accordance with the Canadian National Instrument 43-101 and reported to the 2004 CIM Definition Standards (Mineral Resources and Mineral Reserves) by Crew Gold Corporation under the supervision of Mr. Andrew Pardey, General Manager Exploration, Africa and Chief Geologist Crew Gold Corporation. The estimate has been verified by Mr. Nic Johnson of Hellman and Schofield Pty Ltd, Perth Australia, the “Qualified Person” as defined by 43-101. The estimate for Kankarta, Banko, Folokadi and Sanoukono has been verified by Mr. Brett Gossage (RSG Global of Perth, Australia), the “Qualified Person” as defined by NI 43-101.

(2)	Stockpile resources tonnes and grade have been calculated by Mr. Andrew Pardey, General Manager Exploration, Africa and Chief Geologist of Crew.

(3)	All resources have been calculated using the multiple indicator kriging, ordinary kriging technique or inverse distance methods.

(4)	All tonnes, grade and ounces have been rounded to an appropriate level for reporting.

(5)	Resources have been depleted to 31 December 2006 surfaces.

Reserves

The following table sets out the mineral reserves estimated on the Dinguiraye Concession as at December 31, 2006, assuming a gold price of US$575 per ounce of gold.

Mineral Reserves
(as at 31 December 2006)

Figure 1:Mineral Reserves(1),(2)

	Proven			Probable			Total Reserves
Deposit	Tonnes (Mt)	g/t	Million ozs	Tonnes (Mt)	g/t	Million ozs	Tonnes (Mt)	g/t	Million ozs
Lero Karta	20.5	2.02	1.335	10.4	1.67	0.561	31	1.9	1.896
Fayalala	23.8	1.34	1.024	0.80	1.42	0.03	24.6	1.34	1.06
Kankarta	0.188	2.28	0.138	2.365	2.03	0.155	2.55	2.05	0.293
Others				1.85	1.99	0.119	1.85	1.99	0.119
Stockpiles	4.56	0.95	0.014				4.56	0.95	0.014
Total	49.12	1.59	2.51	15.44	1.75	0.871	64.55	1.63	3.38

(1)	Based on a gold price of US$575

(2)

The above table has been extracted from the reserve estimate compiled from drilling data in accordance with the Canadian National Instrument 43-101 and reported to the 2004 CIM Definition Standards (Mineral Resources and Mineral Reserves) by Ms. Stephanie Raiseborough a “Competent Person” as defined in the 2004 Edition of the “Australasia Code for Reporting of Mineral Resources and Ore Reserves” (“JORC Code”). The reserve estimate has been verified by Mr. Andrew Pardey, General Manager Exploration, Africa and Chief Geologist, a “Qualified Person” as defined by NI43-101.

(3)	Cutoff grades vary for material types: Laterite = 0.6g/t, Saprolite = 0.5 g/t, Fresh = 0.7 g/t for all deposits with the exception of Banora which is 1.2 g/t for all material types.

(4)	Reserves have been depleted to the December 31, 2006 surface.

Mining

All open-pit mining practices adopted by SMD within the Lefa Gold Project follow modern mining techniques. Pits are generally mined bench by bench with approximate heights of 2.5m per flitch, leaving a ramp behind for access. Some lateritic cap rock requires drilling and blasting, however the majority of the laterite and saprolite ore types are free digging. Dewatering is undertaken by way of bores and/or trenches and sump pumps. SMD has engaged a third party South African mining contractor with a Guinean registered subsidiary for all material movement. SMD, however, undertakes the mine planning, scheduling, grade control, surveying and quality control.

Application of a relatively high mining cut-off grade for the heap leach operation has historically resulted in a substantial quantity of mineralization of marginal or sub-economic grade being assigned to the waste dump. This is particularly the case at the Fayalala deposit, where the mineralization is generally lower grade and distributed in a more diffuse manner. As a result, material lying above 0.5g/t Au and below the present cut-off grade applied in each pit is now assigned a ‘sub-grade’ category and stockpiled separately adjacent to the pit.

In conjunction with the commissioning of the CIP plant, the mining operations will be expanded with five Komatsu PC1800 excavators and eighteen Komatsu 785 haul trucks. The two major mining areas are the Fayalala and Lero Karta pits.  These pits are approximately 8 km apart and will be mined over the entire life of the project.  Several smaller satellite pits will also act as a supplementary feed source for the mill over the life of the project.

Mine production will supply some 7.0 million tonnes of run-of-mine (“ROM”) ore per annum with the current mine life extending for 11 years. The average total material movement is approximately 32Mtpa.  The mine will operate two 11-hour working shifts.  The mining method for the development of the open pits is a conventional excavator-truck operation allowing for selective mining of the ore grade material using a mining contractor.

Pit design parameters are generally in keeping with established mining practice for excavator-truck operations.  The pit haul ramps are designed with a width of 21m and a gradient of 10%.  The bench height for drilling and blasting will be five to six metres in both ore and waste with excavation of these benches done in two cuts or flitches.

Mining of both oxides and primary ore and waste material will be carried out over the life of the project.  The fresh rock units are all competent, and drilling and blasting will be required.

Ore from the Fayalala pit will be hauled directly to the process plant ROM pad by the primary haul fleet. Ore from the Lero Karta operation will be trucked to a ROM pad and primary crusher facility at the vicinity of the Lero-Karta pit entrance for subsequent crushing and conveying to the main process plant at Fayalala.

All other satellite pit ore will be hauled to the process plant ROM pad as required, using the mining fleet haul trucks.

It is intended that the majority of ore trucked to either of the two ROM pads will be direct tipped into the ROM bin by the haul trucks.  Ore, which is stockpiled on either ROM for operational reasons will be fed into the respective crusher by a dedicated front end loader.

Ore processing

Heap Leach Processing.

From its inception until December 31 2006, Lefa utilized heap leach processing.  Heap leaching involves the treatment of the finer grained and more clay-rich ‘high-fines’ laterite and saprolite ore types.

CIP Plant

In March 2005, the Corporation received a completed bankable feasibility study (the “Feasibility Study”) on the portion of the Dinguiraye Concession known as the Lefa Corridor Gold Project. The Feasibility Study was produced by a Perth, Australia-based team of independent consultants led by Lycopodium Engineering Pty Ltd., and including RSG Global, Knight Piesold, METS, Senet Engineering (South Africa), supplemented by input from management of Guinor.  Construction of the CIP plant expansion was commenced shortly thereafter.

The CIP processing plant consists of the following major unit processes.  Following crushing, the ore is fed into the grinding circuit comprising SAG and ball mills where it is ground to 80% pass 150μm.  The density is then increased to around 48% by the addition of flocculants and is then pumped to the leach circuit where sodium cyanide is added as a lixiviant to dissolve the gold.  The ore is leached for approximately 24 hours before passing to the adsorption circuit.  Activated carbon is added to the circuit to absorb the dissolved gold.  The loaded carbon is recovered and washed with a hot solution of sodium hydroxide and sodium cyanide.  This is done in the carbon strip columns.  Gold is recovered from this concentrated solution by electrolysis, which causes it to be deposited onto steel wool cathodes.  The dried precipitate from the cathodes is then smelted to produce doré bullion.  Tailings are pumped to a specially constructed tailing storage facility.

Ore is blended on the ROM pad to ensure a suitable mix of saprolit and primary ore for feeding to the SAG and ball mills. Primary crushing takes place at both Lero Karta and Fayalala locations. The ore from Lero Karta travels on an overland conveyor to the plant located at Fayalala. Two-stage milling occurs with gravity gold recovered by a Knelson concentrator. Pre-leach thickening then occurs followed by leach and absorption onto carbon in a 12-tank CIP circuit. Elution and electrowinning uses a split AARL elution system.

The CIP plant expansion at Lefa was completed in December 2006 and plant commissioning began soon after. The plant is currently being ramped up to full production, and ancillary offices and workshops are being constructed.

When the plant is completely operational, it is expected to achieve annual production of 320,000 to 400,000 oz/year with an estimated cash cost of $240-290 per ounce before royalties (royalty payments are 5.4% of gold revenue) based upon current reserve grade of 1.7 g/t.  The Company has recently reported drill results with substantially higher grades than the historic reserve grade.  Based on these recent results, an exploration program will be launched in early 2007 with the target of doubling the present reserve and resource base at Lefa.

Environmental

SMD is obligated under the Convention de Base to protect the environment and reforest any areas disturbed at the end of the project. This liability is recognized in the consolidated accounts of the Corporation, and at December 31, 2006, amounted to approximately  $1.1 million on a discounted basis.

Socio Economic Considerations

SMD provides humanitarian and development support to the local communities. This includes drilling water wells and continuously monitoring all bore holes, providing potable water to schools and public buildings, provision of a medical centre and pharmacy, construction of several mosques, a church, a police station and a social club, and the construction and maintenance of roads in the communities. Senior staff from SMD meet with village elders and local farmers on a regular basis to ensure that the concerns of local residents are addressed. The corporation also employs approximately 500 people from the local villages.

MASARA GOLD MINE - PHILIPPINES

The Company’s principal gold asset in the Philippines is the Masara Gold Mines in south-eastern Mindanao Island, which ceased mining operation in March 2000.  The Company gained control of the mining property of Masara through its acquisition, with its associated Philippine partner, of approximately 72.87% of the shares in Apex Mining Company Limited (“Apex”), which owns Masara Mines. Apex Mining Company is listed on the Philippine Stock Exchange.

The Masara Mine is a gold, silver and copper mineral property located in Maco Municipality, in Compostela Valley Province in Eastern Mindanao in southern Philippines within the area commonly known as the Pacific Cordillera of Mindanao or the Diwata Range.  Gold mining in Masara dates back to before the Second World War.  Apex acquired the property in 1973 following several other operators before it and pursued mining and milling activities starting in the early 1980s until 1991 when it was forced to stop operation due to a labor dispute and prolonged weakness in gold prices. In the 1990s it conducted limited operations until 2000, when it fully suspended mining and leased out the various parts of its property to sub-contractors in exchange for royalty and rental payments. These contractors operated on a small-scale basis on selected parts of the property. The Company-owned processing plant located near the mine site was also leased to sub-contractors who used the various parts of the plant for processing of ore produced from limited mining activities. This plant was in deteriorated condition when acquired by the Company and has been refurbished in preparation for the 500 tpd capacity operation. The plant commenced commissioning in December 2006 and is currently being ramped up to full production. The second phase of the project is now underway and includes construction of a 2,400 tpd CIL facility. Underground development is expected to increase the capacity of the mine to match the capacity of the processing facilities.

Geology

The Masara property lies west within the vicinity of the Philippine Fault System, a major tectonic lineament that has been active from the Miocene to recent times. The fault system and its many splays can be traced passing from south-southeast to north-northwest across the Philippine archipelago through an island arc assemblage of Cretaceous to Pliocene pelagic sediments, volcanic and volcaniclastic rocks, and hypabyssal intrusives. Numerous porphyry-copper-gold deposits and epithermal gold vein systems are spatially aligned with the Philippine Fault System throughout most of the archipelago.

A simplified stratigraphy of the Masara property area consists of a Cretaceous to Lower Miocene sequence of pelagic sediments and volcanic and volcaniclastic rocks intruded  by Middle Miocene dioritic and quartz-dioritic plutonic rocks, Upper Miocene to Lower Pliocene dioritic and andesitic plugs and dykes. A number of porphyry-copper systems containing significant amounts of co-products gold are found around the Masara property peripheral to the epithermal gold deposits. Pliocene to Pleistocene andesitic to dacitic flows, flow domes, plugs and pyroclastic rocks appear to be associated with the most intense period of gold, silver and related base metal mineralization.

The porphyry-copper-gold in quartz-sulphide stockwork-style mineralization is associated with the Middle Miocene dioritic intrusions located in the western part of the Masara property. That they pre-date the epithermal gold-silver veins is shown by examples of gold-silver veins that have cut and hydrothermally altered the porphyry-type mineralization. The mineralized veins are NW-SE to WNW-ESE striking, moderately to steeply dipping and have been structurally interpreted as tension gashes developed in a left-lateral shear stress field associated with the Philippine Fault System.

The central vein system at Masara comprises the following sub-systems: 1) Masara (Masara-Lumanggang-Hitch-Manganese-Jessie-Sandy veins); 2) Masarita (Masarita-Wagas-Don Calixto; 3) Don Alberto; 4) Don Fernando (Don Fernando- Don Mario- Don Joaquin-Maria Inez; and 5) St Francis (St Francis-St George-St Vincent-St Rafael). These vein deposits have been empirically classified into either ‘clean ore’ or ‘complex ore’. Clean ore is characterised by low sulphide content and occurs in generally clean-walled tensional structures. Clean ore is characteristic of the veins Don Fernando, Don Joaquin, Don Mario, St. Vincent, Don Calixto and St. Benedict. Complex ore, on the other hand, has higher sulphide content and often occurs in wider and deeper shear structures. Complex ore characterises the veins along the main Masara trend and include Maria Inez, Sandy, Masara, Bonanza, Manganese and St. Francis veins. Pyrite, chalcopyrite, sphalerite and galena are the predominant sulphide minerals and the mineralization is often associated with appreciable amounts of manganese both occurring as oxide and carbonate-facies.

Exploration

Prior to its acquisition by Crew, due diligence studies showed that the Masara property did not have an up to date, independently verified resource evaluation. The Mines and Geosciences Bureau (“MGB”), a Philippine government agency, had conducted an independent assessment, on behalf of Apex, for the Philippine Stock Exchange in 2004.

The Corporation engaged Snowden Mining Industry Consultants Ltd (“Snowden”) to prepare an independent resource assessment based on the historical data, including that compiled by the MGB.  Management believes that Snowden’s technical report satisfies requirements of the Canadian regulatory authorities on disclosure in relation to the Corporation’s acquisition of Apex and is NI 43-101compliant with regard to reporting of historical data.  A copy of the report was filed on SEDAR, and can be found at www.sedar.com.

Crew has completed more than 30,000 m of core drilling in the Masara Apex Mines concession. This drilling was primarily focused on the redefinition of resources in the eastern part of the tenement along the Maligaya-Bonanza and the Jessie-Sandy vein segments. Concurrent with the surface definition drilling, the Corporation has pursued underground development in the Bonanza-Maligaya structure and has exposed the mineralized structure over some 400 m along its strike.  Development is now being actively pursued in this structure in three levels: Level-575, Level-590 and Level- 605 in the Maligaya-Bonanza vein. Additional faces are also being opened in the Jessie-Sandy and Maria Inez veins further to the southeast. Sampling in these new drifts has generally supported earlier drilling results while demonstrating that economically mineralized veins are considerably wider than previously assumed, although of slightly lower grades. A new mineral resource study is currently being completed for the Maligaya-Bonanza and the Sandy-Jessie vein segments. Due to the nature of the mineralization, conversion of mineral resources to reserve classification will require a combination of underground drifting and sampling on structures, supplemented by diamond drilling. However, due to the limited drifting undertaken to date, the conversion of resources to ore reserves cannot be made at this time based on the internationally accepted codes of resource/reserve estimation. For now, the Corporation has chosen to prioritize the definition of potential area for underground development and the current resource evaluation is a direct result of this effort.

Drilling is currently conducted with seven surface diamond drill rigs operated by two drill contractors and one underground drill run by another contractor. The drilling rate of about 2,500 m per month provides sufficient basis for a rapid determination of the potential resources at Masara. In addition to the initial resource and production-related drilling, a general exploration campaign has been initiated on the property, including geophysical surveys, with the intention of increasing the resource base and re-evaluating the still largely untapped porphyry-copper potential of the property.  The Corporation has also completed an airborne topographic study and prepared a new topographic map, which is linked up with the local grid, and referenced to international UTM systems, which facilitates the use of commercial hand-held GPS instruments for orientation purposes.  The Corporation has organized all available pre-existing survey and geological maps and sections and compiled these into a digital format for more detailed geological and structural evaluation.

Trackless mining has now commenced on the Maligaya-Bonanza, Maria Inez and the Jessie-Sandy vein systems to expose the ore and to provide data for ore reserve and resource estimates. The Corporation has also undertaken drilling in the St Benedict and Don Joaquin/Don Fernando vein prospects, although this has been given lower priority due to more difficult accessibility. In addition, mine portals have been rehabilitated or opened, offices and workshops constructed and declines into the undeveloped areas of the veins are actively being pursued. Exploration drilling is being coordinated to obtain advanced information about the veins ahead of the underground development.

Resources

The gold vein resources at Masara have been evaluated over more than 2,000 m of strike length defined in a linear NW-SE direction known as the Masara trend. This area hosts the Maligaya-Bonanza as well as the Jessie-Sandy vein systems where the two systems appear to merge in the Malumon area further to the southeast. To date, a total of 74 drill holes aggregating 16,098 m have been completed in this area along with another 15 holes in the adjoining Maria Inez vein, totalling 3,985 m to the south. In the Don Fernando area, 17 holes have been completed to date, aggregating 3,922 m. These veins are usually enveloped in 70 -100 m wide intensely altered zones that appear to follow the direction of the Philippine Fault. The economic mineralization along these structures appears to form discrete quartz and siliceous breccia zones enclosed by intensively sericite-pyrite altered sequence hosted by intermediate volcanics and its intruding dioritic mass.

A total mineral resource inventory of 1.4 million ounces was reported by Snowden in their report.  Due to the nature of the mineralization, conversion of mineral resources to reserve classification will likely require a combination of underground drifting and sampling on structures, supplemented by drilling.

The following summarizes the compilation from the historic data:

Indicated Resources - Masara Mine

Vein	Grade (g/t Au)	Tonnage	Ounces
Don Calixto	5.8	210,000	39,000
Don Fernando	7.2	201,000	47,000
Don Mario	5.7	273,000	50,000
Don Joaquin	6.3	275,000	56,000
Maria Inez	7.5	47,000	11,000
Masara	8.5	29,000	8,000
St Francis	5.4	84,000	15,000
St Benedict	8.5	136,000	37,000
Totals	6.5	1,255,000	263,000
Global grade reported at a 3.5 g/t Au cut-off, and MSW of 1.4 m.

Inferred Resources - Masara Mine

Vein	Grade (g/t Au)	Tonnage	Ounces
Masarita	5.1	327,000	54,000
Wagas	4.2	430,000	58,000
Don Calixto	5.8	222,000	41,000
Don Fernando	7.2	398,000	92,000
Don Mario	5.7	757,000	139,000
Don Joaquin	6.3	1,199,000	243,000
Maria Inez	7.5	288,000	69,000
Masara/Maligaya	8.5	233,000	64,000
Bonanza	6.3	36,000	7,000
Manganese	7.0	168,000	38,000
Sandy	5.4	254,000	44,000
St Vincent	5.4	503,000	87,000
St Francis	5.4	429,000	74,000
St Benedict	8.5	494,000	135,000
Totals	6.2	5,738,000	1,145,000
Global grade reported at a 3.5 g/t Au cut-off, and MSW of 1.4 m.

Notes:

(1)                The above table has been extracted from the resource estimate compiled from historic data in accordance with the Canadian National Instrument 43-101 and reported to the 2004 CIM Definition Standards (Mineral Resources and Mineral Reserves) by the independent consulting group, Snowden Mining Industry Consultants Ltd.  The estimate has been verified by EurGeol Dr. Simon Dominy (CEng, CGeol, CPGeo), the “Qualified Person” as defined by NI 43-101.  Dr. Dominy is Principal Mining Geologist in the Snowden London office. A copy of the report can be obtained from www.sedar.com. and is incorporated by reference herein.

(2)                Payable tonnages have been rounded to the nearest 1,000 tonnes to reflect the uncertainty in the estimate.  Tonnage has been estimated using a conservative bulk density of 2.35 t/m3 and diluted to a ‘mineable’ stope-width of 1.4 metres.

(3)                Resources are reported at a cut-off grade of 3.5 g/t Au.  Contained ounces are reported to the nearest 1,000 ounces to reflect resource uncertainty.

Mining

Trackless mining commenced in the Maligaya/Bonanza, Marie Inez/Jessie, St Benedict and Don Joaquin/Don Fernando areas in 2006 to expose the ore and to provide data for ore reserve and resource estimates. Proper portals were built, offices and workshops constructed and adits and declines into the undeveloped areas of the veins were planned and initiated. Exploration drilling is being conducted ahead of the development.

The mining methodology of the vertical vein systems chosen for the redevelopment of the property is sub-level open stoping, with mechanised and non-mechanised stoping. Such mining requires substantial underground development, both infrastructural and at the vein sub levels. The upper levels of the mine left by historical mining between the surface and 200 metres below are largely inaccessible and mined out. It appears that there are resources which may occur immediately below the historic workings and a further dip down that can be accessed. The sub-level system provides for vein drive at 15 metre vertical intervals with major footwall drives and haulages at 60 metre vertical intervals. Ramp systems to access the horizontal drives will be provided approximately every 500 metres along the strike of the vein systems.

The ore will initially be sourced from the development of the veins in the four areas, and stoping will commence early in 2007. Additional mining areas are also being developed in order to allow flexibility and possible changes in production due to exploration and sampling results. The production ramp-up will be dependent on a number of factors, most notably the availability of mining equipment, the rate of underground development and the granting of necessary operational permits.

Development of the mine infrastructure to open up existing and new ramp systems continues with new portals established to access ramps on the Sandy Vein and the Masarita Vein, and development to Bonanza number two and Don Fernando.

Development of portals and ore drifts is continuing more slowly due to the extra work and specialised training required to manage natural water inflows and the difficult ground conditions that result from them. The underground mining fleet is becoming available as units are delivered from suppliers or refurbished at site. Currently, five drill jumbos, eight underground loaders, four trucks and three backhoe/rock breakers are in commission. The mining team are now producing approximately 20 metres per day of fully supported and equipped development.  Ore production rates are expected to increase as more faces become available to blast.

The major drilling program to define the major vein extensions on strike and at depth from old workings continues.  Drilling is currently focused on southern extensions of the Bonanza vein extension into the Jessie and Sandy vein areas where high grade intercepts have been reported. The current mine plans and resource model are based on a historical mining width of approximately 1.5-2.0 metres. Historical data and new data from drilling and underground sampling indicate the potential for an economic mining width of 3-4 metres, with only marginally lower grade than the “core” vein.

Processing

During the period under review, the Company completed refurbishment of the existing 500 tpd processing plant (Phase 1).  Ramp-up of the pilot first-stage plant has been affected by power supply and operating restrictions, but should reach capacity by mid-April.  The plant is currently treating low grade development ore with grades between 2.5g/t to 8.0g/t gold and 14.9g/t to 28g/t silver, with recoveries of 84.5% for gold and 43.9% on silver.

Development of the 2,400 tpd plant (Phase 2) continues with the detail design 62% complete and site preparation for construction of the foundation works underway.

Once fully commissioned, the Masara operation will have the capacity to process 2,900 tpd of ore which is expected to produce between 180,000 and 200,000 ounces of gold and 300,000 to 400,000 ounces of silver annually. The Company does not expect to fully utilize the capacity of the plant in 2007, but expects production to ramp up toward the end of 2007/early 2008 as underground development progresses.

The capital budget for the refurbishment of the existing 500 tpd plant and construction of the 2,400 tpd plant is currently estimated to be approximately $60 to $70 million, of which $30.3 million was expended at December 31, 2006.  The capital budget for extensive underground development and infrastructure and a much expanded exploration program is estimated at $20 to $30 million over the next 18 to 24 months.

Ore will be crushed and screened through a rotating trammel and then fed to the grinding circuit. The processing plant at Masara will be a conventional circuit comprising grinding with gravity recovery of free gold, flotation recovery of fine gold associated with sulphides to a concentrate, and leach recovery of fine gold in a carbon-in-leach circuit.  Doré bullion will be smelted at site. Process tailings will be treated through a cyanide destruction circuit prior to pumping to a tailings storage facility.

Once fully commissioned, the Masara operation is anticipated to have the capacity to process 2,900 tpd ore which is expected to produce between 180,000 and 200,000 ounces of gold and 300,000 to 400,000 ounces of silver annually. The amount of silver will depend on the percentages of treated ore from the various vein systems as the content of silver varies dramatically. The

Company does not expect to fully utilize the capacity of the plant in 2007, but expects production to ramp up toward the end of 2007/early 2008 as underground development progresses.

Environmental Issues

The Company is working closely with local government agencies to ensure that all appropriate environmental and operating permits are in place prior to commencement of operations.

Water sampling by local government agencies continues to record any contamination of the rivers by local small scale miners.  For the tailings produced from the Company’s mining and milling operations, a new tailings storage facility has been constructed to meet all permitting and environmental control requirements.

Socio-Economic Considerations

The Company has been working through its Community Relations Office to relocate the local residents residing near the mine portal areas and within the tailings pond site for safety reasons. Government assessments have been made on the residents’ existing residences and other properties to determine their fair market values which the Company offers to match. The displaced residents have been provided with a new developed area to relocate and assistance has been provided for their relocation.  As part of the relocation, a new elementary school has been built by the Company near the Teresa village area, offering more modern facilities for the education of the children in the village.  Tree planting is being conducted and several community development projects are being carried out to provide safer passage and transportation routes for the school children.

An alliance with a telecommunications provider has been established, which has provided telecommunications to the staff and local residents.  In addition, mine waste generated in the underground operation is crushed to gravel size and is used in paving the 26-km minesite-to-highway road.  Travel time from minesite to the national highway has been reduced from more than two hours to about one hour.

NUGGET POND — CANADA

Acquisition

On October 27, 2006 the Corporation reached agreement with New Island Resources Inc (“New Island”) to acquire the Nugget Pond processing facility in Newfoundland, Canada. Crew has refurbished the facility and has commenced processing ore produced from its Nalunaq Gold Mine in Greenland. The ore is currently being shipped to a temporary facility until the permanent off loading docks are being constructed. The new offloading facility is expected to be complete in Q3 2007. Total cost of the plant refurbishment and upgrade and construction of the required offloading and transportation facilities is estimated at $8 to $9 million.

EXPLORATION PROJECTS

THE WA PROPERTY, GHANA (100%)

Property description and location

The Wa property is located in NW Ghana about 530 km from the capital city of Accra. The Company’s rights relating to the property were acquired when the Company acquired Guinor. The Company has applied for renewal of the three prospecting licenses which cover highly prospective Birimian greenstone host rocks where gold mineralization typically occurs as disseminations, stockworks and veins within the greenstones. The renewal applications comprise a total of three prospecting licenses for the Julie, Colette, and Josephine areas, each of approximately 150 km²

Exploration work

Over 28,000 reconnaissance and infill geochemical samples have been collected on the property and this work identified several high-value gold anomalies in an east-west oriented, 30 km by 10 km greenstone formation. Follow-up trenching, RAB and RC drilling further delineated the Julie, Colette and Josephine targets. A 6,000 m drilling program was planned on the Julie and Colette prospects to verify the resource potential in the Julie and Colette zone by the Corporation’s joint-venture partner. The partner, however, withdrew from the agreement in early 2006 and the property has been returned undivided to the Corporation. Crew is currently completing a detailed technical reassessment of the concession as a basis for future exploration planning.

The Julie target is an East-West trending zone, with a strike length of about 6 km and 45 degrees dip to the north, with shear-hosted gold mineralization along a granite/basalt contact. A 100 m x 100 m soil geochemical sampling and trenching program exposed a shear zone of 80-100 metres in width with mineralized lenses of 5 to 20 metres in width. A subsequent 3,600 metre drill program allowed the outlining of an inferred resource of around 300,000 oz of gold recognized to 30 metres in depth. Preliminary testing has shown that the ore is not refractory and responds well to conventional leaching. Twelve additional trenches and a complementary geochemical survey’s have confirmed the continuity of the mineralization in the apparently richer, eastern segment and outlined a 1.5 km further extension towards the west. The structure appears to be open along the strike.

The Colette target, located 50 km east of Wa,  also features a strong geochemical signature but appears to be geologically more complex. The area is covered with quartz scree and colluvium, making the evaluation of this zone difficult. There appears to be at least two shear zones totalling more then 5 km of strike with numerous crosscutting faults. Results from shallow trenching have revealed anomalous sections greater than 10 metres in thickness. The highest gold intersections reported are 8 m @ 3.5 g/t, 14 m @ 1.2 g/t and 13 m @ 3.7 g/t.

The Josephine target, located 25 km southeast of Wa, is a gold-bearing arsenopyrite occurrence with mineralization occurring at the contact aureole between schists and granite within. This has been interpreted as granitic roof facies in the basic volcanics. The prospect is large with the geochemical anomaly extending over 15 km. Trenching of areas to the north of the anomaly has returned promising gold results.

GJEDDE LAKE, NORTH NORWAY (50%)

Property description and location

The Gjedde Lake gold property is situated in the eastern part of Finnmark County, North Norway, along the borders of Finland and Russia. This property is held by Scanor Mining AS under a 50/50% joint-venture agreement with ScanMining AB of Sweden. The Company’s rights relating to this property were acquired when the Company acquired Guinor. Access is from a paved all-weather highway which passes approximately 3 km southwest of the discovery prospect and continues to the port city of Kirkenes, approximately 75 km further to the north.

Preliminary investigations in 1993 under the direction of the Geological Survey of Norway (“NGU”) identified an elongated zone of boulders with anomalous gold values. The original claims were staked to cover this boulder field of magnetite-grunerite-rich quartzite with arsenopyrite, and were interpreted to be a silicate-rich iron formation within a Proterozoic sequence of metavolcanics and metasediments.

The partners are currently considering various plans for the work on this property. In view of fairly disappointing results in recent years, discussions about the viability of continued exploration at this property have been initiated with external partners.

GLOVER ISLAND, NEWFOUNDLAND CANADA   (Option to acquire 60%)

Acquisition

The Corporation signed a joint venture agreement with New Island Resources Inc. (“New Island”) to earn an interest in the Glover Island gold project in Newfoundland, Canada.  This agreement was entered into in conjunction with the Nugget Pond purchase referred to above. Under the terms of the agreement, Crew must spend CAD$5 million in exploration expenditures over five years to earn a 60% interest in the project.

To date, New Island has expended over CAD$3 million in exploration to identify at least 20 gold occurrences, two of which were advanced to inferred resource status in the 1990s.  Drilling at the LPSE (Lunch Pond South Extension) Zone defined an inferred mineral resource of 4 Mt grading 2.0 g/t Au, together with 0.45 Mt grading 2.3 g/t Au at the KPS (Kettle Pond South) Zone.  These zones are open along strike and may be connected, thereby indicating a potential for higher tonnages.

Crew plans a program comprising a range of detailed geophysical surveys and drilling to assess the open pit potential of LPSE and KPS zones in addition to the other prospects identified to date.

Property description and location

The Glover Island gold property is situated in the southern half of the Grand Lake in Western Newfoundland. The mineralization is found along the border of the Notre Dame subzone, which represents a terrain border crossing the entire province, and which also host several other significant gold occurrences in Newfoundland. The title to Glover Island property comprises one Mining Lease of 77 claims covering 1,925 hectares and two Mineral Licences of 127 claims covering 3,215 hectares.

Exploration work

No exploration work was conducted by the Company at the Glover Island property in 2006.

TANDIC, PHILIPPINES (OPTION TO 90%)

Acquisition

In June 2006 the Corporation concluded an option agreement with Plethora Mining Corporation of the Philippines to earn an interest in the Tandic Gold Project in south-eastern Mindanao, in the Philippines. Under the terms of the agreement, Crew will acquire an option to earn an initial 50% of the property through expenditure of $1 million on exploration and development over a period not exceeding five years. Following the 50% earn-in, Crew can then fund further exploration, development and feasibility studies to earn up to 90% of the project.

Property description and location

The Tandic property measures approximately 10,500 hectares, which is more than three times the area Crew and associated partners hold in the Masara Mine concession and represents a major growth potential for Crew in both gold and copper-gold. The area is largely uninhabited mountainous terrain situated approximately 11 kms northeast of the Masara Mine and adjacent to the abandoned Amacan Copper mine of North Davao Mining Corporation. The property is considered to host a similar type of epithermal gold and porphyry-Cu potential as the Masara property, only exploration is at a much earlier stage, and no previous commercial operations have been reported.

Several small scale gold operations are active in the area and at least seven major vein systems have been identified within the property, mapped over a two-to-three km length and partly sampled.  The bulk of early work was conducted on two of the seven known vein systems: the Don Marcelo and Don Elpo vein complexes.  Only minimal work has been undertaken on the other five systems.  Intensive small-scale mining activities are seen along both these vein systems and in other locations within the area.

Work in 2006 was focused on review of the known vein occurrences as a basis for the planning of the systematic exploration campaign in the coming year.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006 the Corporation’s main source of liquidity was unrestricted cash of $132 million (June 30, 2006 - $82.5 million).  At December 31, 2006, the Corporation’s consolidated working capital comprising cash, restricted cash, accounts receivable, prepaids, inventories, and less accounts payable was $123 million (June 30, 2006 - $75.7 million). The increase in working capital arises as a direct result of the cash received in respect of the bond and share issuances to finance the Lefa and Apex projects and Guinor group acquisition and the assumption of its creditors.

On November 13, 2006 the Corporation closed an equity financing with gross proceeds of NOK 665 million (US$100 million) and net proceeds, after underwriting costs, of $96 million. The funds are being used to facilitate maximum growth by significantly expanding the Lefa regional exploration program, aggressively expanding the Masara underground development and completing Phase 2 of the adjacent processing facility, improving the Nugget Pond processing plant, and acquiring new mining equipment at Nalunaq. The Corporation raised an additional US$80 million in December 2006 in its subsidiary, Crew Minerals ASA, to advance its non-gold projects.

The Corporation had total assets of $926.9 million at December 31, 2006 (June 30, 2006 - $804.7 million) and shareholders’ equity of $419.1 million (June 30, 2006 - $302.0 million).

Project capital expenditures for the six month period ended December 31, 2006 totalled $117.7 million (year ended June 30, 2006 - $89.8 million). Capital expended by the Corporation on individual projects during the period ended December 31, 2006 included Lefa -  $76.5 million (June 30,2006 - $71.5), Masara - $36.5 million (June 30, 2006  — $13.2 million) and Nalunaq - $4.0 million (June 30, 2006 - $5.1 million). Exploration expenditures for the six month period ended December 31 2006 were $0.8 million (year ended June 30, 2006 - $1.6 million).

The Corporation has not entered into gold hedging contracts during the year or since year-end.  Consideration will be given to hedging in the future and will depend on production rates and anticipated gold prices.

The Corporation’s audited consolidated financial statements for the six months ended December 31, 2006 contain a continuing operations note. Please see Note 1 to these audited consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Corporation’s significant accounting policies and the estimates derived there-from are included in Note 2 to the annual Consolidated Financial Statements for the six months ended December 31, 2006. While all of the significant accounting policies are important to the Corporation’s consolidated financial statements, the following accounting policies, and the estimates derived there-from, have been identified as being critical:

•                  Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests;

•                  Depletion and Depreciation of Property, Plant and Equipment;

•                  Goodwill;

•                  Reclamation and Remediation Obligations; and

•                  Income Taxes.

Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests

The Corporation reviews and evaluates its mining properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets.  Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and / or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Corporation sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded with a charge to operations, to the extent the carrying value exceeds discounted estimated future cash flows.

The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Corporation’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Mining property, plant and equipment comprise the largest component of the Corporation’s assets and, as such, the amortization of these assets has a significant effect on the Corporation’s financial statements.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to 10 years), as appropriate.

Capital projects in progress are not depreciated until the capital asset has been put into operation.

The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Goodwill

The acquisition of Guinor was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value was recorded as goodwill.  Goodwill was identified and assigned to the reporting units, based on management’s best estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.

The Corporation reviews and evaluates, on at least an annual basis, the carrying value of goodwill to determine whether current events and circumstances indicate that such carrying amount may not longer be recoverable.  To accomplish this, the Corporation compares the fair value of its reporting units to their carrying amounts.  If the carrying value of a reporting unit exceeds its fair value, the Corporation compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the air value is charged to operations.  Assumptions underlying fair values are subject to risks and uncertainties.

Reclamation and Remediation Obligations

The Corporation has obligations for site restoration and decommissioning related to its mining properties. The Corporation, using mine closure plans or other similar studies that outline the requirements to be carried out, estimates the future obligations from mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments to laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Corporation recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations relating to the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the $1.7 million discounted future value estimated by the Corporation at June 30, 2006.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Corporation to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Corporation. Management is required to assess whether the Corporation is “more likely than not” to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

RISKS AND UNCERTAINTIES

The Corporation and its projects must be considered in light of the risks, expenses and difficulties frequently encountered by companies engaged in mining operations and the acquisition, exploration and development of mineral properties. These risk factors could materially affect the Corporation’s future operating results and cause actual future events to differ materially from those described in forward-looking statements. The key risk factors are outlined below.

Liquidity Risk

Liquidity risk measures the risk that the Corporation may not be able to meet its liabilities as they fall due.  At the year-end the Corporation had no committed credit facilities in place.

If the Corporation’s development at Lefa and Masara are not commissioned according to our current plan, the Corporation would not be able to meet future liabilities without further capital raising activities.  There can be no assurance such capital will be available if required.

Currency Risk

Results of the Corporation’s operational and development projects based in Guinea, Greenland, the Philippines and Norway, are reported and measured in US dollars, and are therefore affected by exchange rates between the US dollar and local currencies.  All of the Corporation’s revenues are recorded and measured in US dollars. A weaker dollar would cause costs incurred in a currency other than US dollars to increase. The Corporation does not, at present, undertake any trading activity in financial instruments; however foreign exchange risk is managed by satisfying foreign denominated expenditures or liabilities with cash flows or assets denominated in the same currency.  The Corporation funds its foreign currency denominated operations on a short-term basis to minimize the level of foreign currency denominated assets held and therefore, mitigates the risk of exposure against the US dollar.

Interest Rate Risk

Monetary assets and liabilities are subject to the risk of movements in interest rates.  At December 31, 2006 we had total term debt of $328.6 million denominated in Norwegian Kroner.  These liabilities are held either at fixed interest terms or at relevant to LIBOR or NIBOR interest rates.

At December 31, 2006, we held a total of $132.2 million of cash on deposit. Of this, $118.9 million was held in Norway, $10.2 million in the United Kingdom, $2.5 million in the Philippines, $0.2 million in Greenland and the balance of $0.4 million was held in South Africa.

These deposits are held in the multiple local currency accounts at floating interest rates. Interest rates are commercial rates, which are fixed by reference to LIBOR for sterling and dollar assets, or the applicable inter-bank interest rates for financial assets held in other currencies.

Exploration, Development and Operating Risk

The Corporation’s activities are primarily directed towards mining operations and the development of it mineral deposits.  Its activities also include the exploration for and development of mineral deposits.

Mining operations generally involve a high degree of risk.  The Corporation’s Lefa, Nalunaq and Masara operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold.  These include unusual and unexpected geologic formations, rock bursts, cave-ins, adverse weather conditions, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk are and will be taken, operations are subject to risks which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; commodity prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals; environmental protection and country stability. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in an inadequate return on invested capital.

There is no certainty that the expenditures made by the Corporation towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Foreign Operations

The Corporation’s interests in mining operations are based in Guinea, Greenland, and the Philippines, with further exploration and development projects in Guinea, Greenland, the Philippines and Norway.  Accordingly, the Corporation’s activities are exposed to varying degrees of political, economic, other risks and uncertainties.

These risks and uncertainties vary from country to country and include, but are not limited to: terrorist activities, hyperinflation, labour unrest, the risks of war or civil unrest, expropriation, national strikes, martial law and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes in mining or investment policies or shifts in political attitude could materially impact the Corporation’s financial results.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on profitability.

Insurance and Uninsured Risks

The Corporation’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, snow falls and avalanches. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Corporation maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums.

Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to companies in the mining industry on acceptable terms.

The Corporation may also become subject to liability for pollution or other hazards which may not be insured against or which it may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions where it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect adversely the Corporation’s operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Corporation’s operations. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Uncertainty in the Estimation of Ore/Mineral Reserves and Mineral Resources

The figures for ore/mineral reserves and mineral resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that ore/mineral reserves could be mined or processed profitably.

There are numerous uncertainties inherent in estimating ore/mineral reserves and mineral resources, including many factors beyond the Corporation’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the ore/mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries derived from small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in commodity prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of ore/mineral reserves and mineral resources, or of the Corporation’s ability to extract these ore/mineral reserves, could have a material adverse effect on the Corporation’s results of operations and financial condition.

Additional Ore and Mineral Reserves

Because mines have limited lives based on proven and probable ore/mineral reserves, the Corporation must continually replace and expand its ore/mineral reserves as its mines produce gold. The life-of-mine estimates for the Corporation’s mining operations may not be correct. The Corporation’s ability to maintain or increase its annual production of gold will be dependent on its ability to bring new mines into production and to expand ore/mineral reserves at its existing mines.

Additional Financing

The mining, processing, development and exploration of the Corporation’s projects may require additional external financing. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development or production on any or all of the Corporation’s projects. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable.

Commodity Prices

The market price of the Corporation’s common shares, financial results and exploration, development and mining activities have previously been, and may in the future be, adversely affected by declines in commodity prices, which are subject to significant fluctuation. The factors giving rise to these fluctuations are generally out of the Corporation’s control, being largely driven by external global economic factors.

In particular, the price of gold has fluctuated significantly in recent years. Declines in the price of gold in the future could render the Corporation’s exploration and mining activities uneconomical until such time as the price recovers.  These declines could result in a re-calculation of life-of-mine plans and reserve calculations which could have a material adverse affect on measured financial performance.

Government Regulation

The mining, processing, development and mineral exploration activities of the Corporation are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although we believe the Corporation’s mining operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and mining activities could have a substantial adverse impact on the Corporation.

Acquisition Strategy

Part of the Corporation’s business strategy is to seek new mining and development opportunities with a particular focus on gold. The Corporation could, however, fail to select appropriate acquisition targets, fail to negotiate favourable acquisition or financing terms, or could complete acquisitions or business arrangements which do not ultimately benefit the ongoing business of the Corporation.  The Corporation also faces strong competition from other mining and exploration companies in connection with the acquisition of properties producing, or capable of producing, precious metals, and many of these competing companies have greater resources than Crew.

Risks Relating to Recent Acquisitions

The Corporation recently completed its acquisition of Guinor Gold Corporation and an interest in the Apex Mining Corporation, Inc.  There can be no assurance that the benefits anticipated from these acquisitions will be realized by the Corporation.

The carbon-in-pulp gold processing plant (the “CIP Plant”) at the Lefa Gold Project in the Republic of Guinea may not become fully commissioned or may not achieve the production capacity or production cost per ounce expected by Crew.  Similarly, construction of the additional processing plant at the Masara Mine in the Philippines may not be completed on schedule or at all, or may never become fully commissioned. Such failures could have a material adverse affect on the Corporation’s future production, profitability, financial performance and results of operations.

Market Price of Stock

The Corporation’s common shares are listed on the Toronto Stock Exchange, the Oslo Børs, the Frankfurt exchange, and are traded on the over-the-counter bulletin board in the United States.

Securities of mining and exploration companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global macroeconomic developments and market perceptions of the attractiveness of particular industries. The Corporation’s share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly financial statements.

As a result of any of these factors, the market price of Crew’s common shares at any given point in time may not accurately reflect the Corporation’s long term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Sales of a large number of the Corporation’s common shares in the public markets, or the potential for such sales, could decrease the trading price of Crew’s shares, and could impair the Corporation’s ability to raise capital through future share issues.

Dependence on Key Personnel

The success of the Corporation is dependent on senior management. The experience of these individuals will be a factor contributing to the Corporation’s continued success and growth. The loss of one or more of these individuals could have a material adverse effect on the Corporation’s business prospects.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as defined in the rules of the Canadian Securities Administrators, as at December 31, 2006.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that that the

Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Internal Controls over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP.

There were no changes in these controls during the fourth calendar quarter of 2006 that have affected or which are reasonably likely to materially affect the Company’s internal controls over financial reporting.

CAPITAL STRUCTURE

The authorized share capital at March 30, 2007 was 1,000,000,000 common shares without par value.  At March 30, 2007, the Company had 422,324,875 shares issued and outstanding and an additional 119,954,546 shares to be issued on the conversion of the company’s convertible bonds. Each common share is entitled to one vote and has equal entitlement to dividends and to assets upon dissolution. There are no redemption or retraction rights attached to the common shares.  During the period to December 31, 2006 the Corporation issued an additional 50 million shares in conjunction with the raising of funds and 3 million shares for the acquisition of the Nugget Pond plant.

The Corporation has a Share Option Plan which authorizes the Board of Directors of Crew to grant up to 26,000,000 options to directors, officers and employees of Crew and any of its subsidiaries, to acquire common shares of the Company at a price which is greater than or equal to the fair market value of each common share on the date the option is granted.  The options are generally exercisable for up to five years from the date of grant.  At March 30, 2007 there were 1,238,500 options available for grant.

At March 30, 2007 there were 20,569,167 share options outstanding at an average weighted price of CDN$1.99 each.  All options outstanding relate to directors, officers and employees.

MARKET FOR SECURITIES

Trading Price and Volume

Our common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol “CRU”, the OTC Bulletin Board in the United States under the trading symbol “CRWVF”, on the Frankfurt Stock Exchange under the symbol “KNC”, and on the Oslo Stock Exchange under the symbol “CRU”.  The following table sets forth certain trading information for the common shares on the Toronto Stock Exchange for the most recently completed financial year:

	Month	High	Low	Close	Volume
2006
	December	2.64	2.34	2.55	263,575
	November	2.64	2.34	2.55	585,685
	October	2.50	1.80	2.49	319,215
	September	2.45	1.81	1.91	285,276
	August	2.43	1.95	2.15	171,377
	July	2.59	1.97	2.18	239,465
	June	2.50	1.31	2.32	1,029,339
	May	3.08	2.13	2.44	1,581,755
	April	2.85	2.30	2.69	1,065,290
	March	2.36	1.50	2.26	914,520
	February	1.84	1.58	1.67	720,913
	January	1.96	1.60	1.80	1,586,580

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, municipality of residence, position with the Corporation and principal occupation during the five preceding years for each of the directors and executive officers of the Corporation.

The current Board of Directors presented below consists of six members.

Name, Position and Residence(1)	Principal Occupation, Business or Employment and, if not Previously Elected as a Director, Occupation During the Past 5 Years(1)	Appointment as a Director	Number of Shares(2)

CAMERON G. BELSHER(3) Chairman British Columbia, Canada	Partner, Farris, Vaughan, Wills & Murphy LLP, Barristers & Solicitors (a law firm)	January 21, 2002	14,990

HANS CHRISTIAN QVIST Director Oslo, Norway	President and CEO of Crew Minerals ASA since December 2006. Previously a management consultant with Converto AS (a management consulting company)	January 21, 2002	900,000

BRIAN C. HOSKING(3) (4) Director Surrey, United Kingdom	Managing partner of Meyer Hosking & Associates (an executive search consulting company)	February 12, 2004	Nil

SIMON RUSSELL(3) (4) Director British Columbia, Canada

Vice-President of Hy’s of Canada Ltd. (an owner and operator of restaurants), Vancouver BC since June of 2006. Previously Chief Financial Officer of Natures Path Foods Inc; Previously Chief Financial Officer of Mr. Lube Canada Inc.

		July 1, 2006	Nil

JAN A. VESTRUM President, Chief Executive Officer and Director Weybridge, United Kingdom	President and Chief Executive Officer of the Corporation since January 2002; Previously Chairman and CEO of Concept SA France	January 21, 2002	870,000

WILLIAM LECLAIR Executive Vice-President, Chief Financial Officer and Director Weybridge, United Kingdom	Executive Vice-President and Chief Financial Officer of the Corporation. Previously Chief Financial Officer of Hot House Growers Inc. (a producer and distributor of greenhouse vegetables) from August 2003 to July 2006; prior thereto, Vice President, Operations of Burrard International Holdings Inc. (a private investment company)	February 10, 2005	15,000

(1)               The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(2)               The information as to Shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(3)               Member of the Compensation Committee.

(4)               Member of the Audit Committee.

The term of office for each of the directors will expire at the time of the next annual meeting of the Corporation.

The Senior Management is as follows:

Name, Municipality of Residence	Position with the Corporation	Principal Occupation or Employment During the Past 5 Years	Served as an Officer
JAN A VESTRUM Weybridge, UK	President and Chief Executive Officer	President and Chief Executive Officer of the Corporation; Previously Chairman and CEO of Concept SA France	January 2002

WILLIAM R LECLAIR Weybridge, UK	Executive Vice President and Chief Financial Officer

Previously Chief Financial Officer of Hot House Growers Inc. (a producer and distributor of greenhouse vegetables) from August 2003 to July 2006; prior thereto, Vice President, Operations of Burrard International Holdings Inc. (a private investment company)

July 2006

SIMON BOOTH Weybridge, UK	Executive Vice President and Chief Operating Officer	Previously Senior Vice President for Newmont and Normandy Mining Corporations - Australia	January 2006

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Directors, no director or officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, is, or within the ten years prior to the date hereof, has been, a director or officer of any other issuer that, while that person was acting in that capacity:  (i) was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the knowledge of the Directors, no director or officer of the Corporation, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of the Directors, no director or officer of the Corporation, or a shareholder holding a sufficient number of shares of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons has, during the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such persons assets.

Conflicts of Interest

Other than disclosed herein, to the knowledge of the Directors, there are no existing or potential material conflicts of interest among the Corporation and a director or officer of the Corporation.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings to which we are a party, or by which any of our property is subject, which would be material to us. Nor are we aware of any such proceedings being contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since the commencement of the most recently completed financial year of the Corporation, no director or executive officer of the Corporation, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the Corporation’s voting securities or any associate or affiliate of such persons, has had any material interest in any transaction involving the Corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is Pacific Corporate Trust Company at its principal transfer offices in Vancouver, British Columbia.

INTEREST OF EXPERTS

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP has advised the Corporation that it is independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

AUDIT COMMITTEE INFORMATION

Charter of the Audit Committee

The primary function of the audit committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to monitoring the Corporation’s accounting and financial reporting and practices and procedures; the adequacy of the Corporation’s internal accounting controls and procedures; the quality and integrity of financial statements and other financial information provided by the Corporation to shareholders, and others; and for liaising with the external auditors of the Corporation.  The audit committee charter of the Corporation, which sets out the audit committee’s responsibilities and duties, is attached as Schedule A to this AIF.

Composition of the Audit Committee

The audit committee of the Corporation presently consists of Simon Russell (Chair), and Brian Hosking. The board is in the process of selecting a new independent member who will sit on the audit committee. The Chair of the audit committee of the Corporation is independent, and all members of the committee are financially literate, as such terms are defined in Multilateral Instrument 52-110 — Audit Committees. Mr. Russell is designated as the audit committee “financial expert”.

Relevant Education and Experience

The education and experience of each audit committee member of the Corporation that is relevant to the performance of his responsibilities as an audit committee member is described below:

Simon Russell (Chair)

Mr. Russell qualified as a Chartered Accountant in the UK in 1980 and is a Chartered Accountant in Canada. He has over 20 years of extensive experience in both private and public companies and as a Chief Financial Officer.

Brian Hosking

Mr. Hosking has over 20 years experience in the resource sector in both administrative and operational roles. He is an MBA and a member of the Institute of Directors.

Prior Approval Policies and Procedures

The Corporation’s Audit Committee annually reviews and approves the terms and scope of the external auditors’ engagement.  The Audit Committee oversees the procedures and the conditions pursuant to which permissible services proposed to be performed by Pricewaterhouse Coopers LLP, the Corporation’s external auditors, are pre-approved.  The Audit Committee has delegated to the Chair of the Audit Committee pre-approved authority for any services not previously approved by the Audit Committee.  All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee.

All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.

The following table sets forth, by category, the fees billed by PricewaterhouseCoopers LLP, the Corporation’s auditors, and Deloitte and Touche LLP, the Corporation’s predecessor auditors, in each of the periods ended December 31, 2006 and June 30, 2006:

Fee category	December	June
	(thousands)	(thousands)
Audit fees	$422	$353
Audit-related fees	25	162
Tax fees	25	110
All other fees	52	—
Total	$524	$625

The nature of each category of fees is described below.

Audit Fees:  Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation’s consolidated financial statements; statutory audits of the financial statements of the Corporation’s subsidiaries; quarterly reviews of the Corporation’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with periodic reports and other documents filed with securities regulators.

Audit — Related Fees:  Audit-related fees were paid for professional services rendered by the auditors for consultations as to the accounting or disclosure treatment of other transactions and procedures and audit or attest services not required by statute or regulation.

Tax Fees:  Tax fees were paid for professional services rendered for tax compliance, tax advice and tax planning. These services consisted of: tax compliance including the review of tax returns; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation.

ADDITIONAL INFORMATION

Additional information relating to us, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issue under equity compensation plans is contained in our information circular for our annual meeting of shareholders may be found on SEDAR at www.sedar.com and on our website at www.crewgold.com. Additional financial information is provided in our audited consolidated financial statements and management’s discussion and analysis for our most recently completed financial year and is filed on SEDAR.

GLOSSARY OF TERMS

“Adit” means a passageway or opening driven horizontally into the side of a hill, generally for the purpose of exploring underground or otherwise accessing a mineral deposit.

“Alteration” means any physical or chemical change in rock or mineral subsequent to its formation.

“Anomaly” means a term applied to a departure from the normal or field characteristic, commonly used in geochemical and geophysical prospecting.

“Assay” means a quantitative test of minerals and ore by chemical and / or fire techniques.

“CIP” means a carbon in pulp processing operation.

“Concession” means a grant of mining rights especially by a government in return for services or for a particular use.

“Co” means Cobalt.

“Cu” means Copper.

“Deposit” means a mineralized body which has been physically delineated by sufficient drilling, trenching and / or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and / or development expenditures.

“DMT” means Dry metric tonnes.

“g/t” means Grams per tonne.

“Hectare” or “ha” means 10,000 square metres or 2.471 acres.

“High-grade” means More than 31 grams of gold per tonne or more than one troy ounce of gold per ton.

“Inferred Mineral Resource” or “Inferred Resource” means the part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Indicated Mineral Resource” or “Indicated Resource” means the part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Intrusive” means a body of igneous rock formed by a consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

“Kilometre” or “km” means 1,000 metres or 0.621 miles.

“Measured Mineral Resource” means the part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Metre” or “m” means 3.281 feet.

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“Mineral Reserve” means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“Mineral Resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“Mineralization” means the concentration of metals and their chemical compounds within a body of rock.

“MT or tonne” means Metric tonne.

“Mtu” means Metric tonne unit.

“Ni” means Nickel.

“Ore” means a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“Ounces” or “oz” means Troy ounces.

“Preliminary Feasibility Study” means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined.  This study must include a financial analysis based on reasonable assumptions of technical, engineering, operating and economic factors and evaluation of other relevant factors which are sufficient for a qualified person acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

“Probable Reserve” means the economically mineable part of an indicated and in some circumstances measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified.

“Proven Reserve” means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting that economic extraction is justified.

“Pyrite” means a mineral containing iron sulphide.

“Shares” means common shares in the capital of the Corporation.

“Snowden” means Snowden Mining Industry Consultants Inc.

“Sulphide” means a mineral of sulphur with one or more other elements.

“Troy ounce” means 31.10348 grams.

“Wmt” means Wet metric tonne.

“ZAR” means the South African Rand.

The above definitions of resources and reserves are according to the Canadian Institute of Mining, Metallurgy and Petroleum, Standards on Mineral Resources and Reserves: Definitions and Guidelines. Resources and reserves reported in this document which refer to the Australasian Code for Reporting of Mineral Resources and Ore Reserves (“JORC Code”) are retained in their original format.

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SCHEDULE A

AUDIT COMMITTEE CHARTER
CREW GOLD CORPORATION

I.                                         PURPOSE

The Audit Committee (the “Committee”) is a standing committee of the Board of Directors.  The primary function of the Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to monitoring the Corporation’s accounting and financial reporting and practices and procedures; the adequacy of the Corporation’s internal accounting controls and procedures; the quality and integrity of financial statements and other financial information provided by the Corporation to shareholders and others; and for liasing with the external auditors of the Corporation.

II.                                     STRUCTURE AND OPERATIONS

The Committee shall be comprised of three or more members of the Board of Directors, who all satisfy the “independence” and “financial literacy” requirements of Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”), as amended.  No member of the Committee shall be an officer or employee of the Corporation, or any affiliate of the Corporation.

For the purposes of this Charter, a member of the Committee is “independent” if the member has no direct or indirect material relationship with the Corporation, as more fully defined in MI 52-110, and a member of the Committee is “financially literate” if he or she has the ability to read an understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the financial statements of the Corporation.

The members of the Committee shall be annually appointed by the Board of Directors and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal.  The members of the Committee may be removed, with or without cause, by a majority of the Board of Directors.

Unless a Chair is elected by the full Board of Directors, the members of the Committee shall designate a Chair by the majority vote of the full Committee membership.  The Chair shall be entitled to vote to resolve any ties.  The Chair will chair all regular sessions of the Committee and set the agendas for Committee meetings.

III.                                 MEETINGS

The Committee shall meet at least quarterly or more frequently as circumstances dictate.  As part of its goal to foster open communication, the Committee shall periodically meet with management and the external auditors in separate sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.  The Committee may meet privately with outside counsel of its choosing and the Chief Financial Officer, as necessary.  In addition, the Committee shall meet with the external auditors and management quarterly to review the Corporation’s financial statements in a manner consistent with that outlined in Section IV of this Charter.

All non-management directors that are not members of the Committee may attend meetings of the Committee but may not vote.  Additionally, the Committee may invite to its meetings any directors, management of the Corporation and such other persons as it deems appropriate in order to carry out its responsibilities.  The Committee may exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.

A majority of the Committee members, but not less than two, will constitute a quorum.  A majority of members present at any meeting at which a quorum is present may act on behalf of the Committee.  The Committee may meet by telephone or videoconference and may take action by unanimous written consent with respect to matters that may be acted upon without a formal meeting.

The Chair of the Committee shall designate a person who need not be a member thereof to act as Secretary, who shall record the proceedings of the meetings.  The agenda of each meeting will be prepared by the Secretary and, whenever reasonably practicable, circulated to each member prior to each meeting.  The Committee shall maintain minutes or other records of meetings and activities of the Committee.

IV.                                RESPONSIBILITIES, DUTIES, AUTHORITY

The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities outlined in Section I of this Charter.  These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal and other conditions.  The Committee shall also carry out any other responsibilities and duties delegated to it by the Board of Directors from time to time related to the purposes of this Committee outlined in Section I.

The Committee in discharging its oversight role is empowered to investigate any matter of interest or concern that the Committee deems appropriate.  In this regard, the Committee shall have the authority to retain outside counsel, accounting, or other advisors for this purpose, including authority to approve the fees payable to such advisors and other terms of retention.

The Committee shall be given full access to the Board of Directors, management, employees of the Corporation, directly and indirectly responsible for financial reporting, and independent accountants, as necessary, to carry out these responsibilities.  While acting within the scope of this stated purpose, the Committee shall have all the authority of the Board of Directors.

Notwithstanding the foregoing, the Committee is not responsible for certifying the financial statements of the Corporation or guaranteeing the external auditors’ report.  The fundamental responsibility for the financial statements and disclosures rests with management and the external auditors.

Document Reports/Reviews

Annual Financial Statements

1.                                       The Committee shall review with management and the external auditors, both together and separately, prior to public dissemination:

(a)                                  the annual audited consolidated financial statements;

(b)                                 the external auditor’s review of the annual consolidated financial statements and their report;

(c)                                  any significant changes that were required in the external audit plan;

(d)                                 any significant issues raised with management during the course of the audit, including any restrictions on the scope of activities or access to information; and

(e)                                  those matters related to the conduct of the audit that are required to be discussed under generally accepted auditing standards applicable to the Corporation.

Following completion of the matters contemplated above, the Committee shall make a recommendation to the Board of Directors with respect to the approval of the annual financial statements with such changes contemplated and further recommended, as the Committee considers necessary.

Interim Financial Statements

2.                                       The Committee shall review with management, prior to public dissemination, the interim unaudited consolidated financial statements of the Corporation, including a discussion with the external auditors of those matters required to be discussed under generally accepted auditing standards applicable to the Corporation.

Management’s Discussion and Analysis

3.                                       The Committee shall review with management, prior to public dissemination, the annual and interim Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).

Approval of Annual MD&A, Interim Financial Statements and Interim MD&A

4.                                       The Committee shall make a recommendation to the Board of Directors with respect to the approval of the annual MD&A with such changes contemplated and further recommended by the Committee as the Committee considers necessary.  In addition, the Committee shall approve the interim financial statements and interim MD&A of the Corporation, if the Board of

Directors has delegated such function to the Committee.  If the Committee has not been delegated this function, the Committee shall make a recommendation to the Board of Directors with respect to the approval of the interim financial statements and interim MD&A with such changes contemplated and further recommended as the Committee considers necessary.

Press Releases

5.                                       The Committee shall review with management, prior to public dissemination, the annual and interim earnings press releases (paying particular attention to the use of any “pro forma” or “adjusted non-GAAP” information) as well as financial information and earnings guidance provided to analysts and rating agencies.

Reports and Regulatory Returns

6.                                       The Committee shall review and discuss with management, and the external auditors to the extent the Committee deems appropriate, such reports and regulatory returns of the Corporation as may be specified by law.

Other Financial Information

7.                                       The Committee shall review the financial information included in any prospectus, annual information form or information circular with management and the external auditors, together and separately, prior to public dissemination, and shall make a recommendation to the Board of Directors with respect to the approval of such prospectus, annual information form or information circular with such changes contemplated and further recommended as the Committee considers necessary.

Financial Reporting Processes

Establishment and Assessment of Procedures

8.                                       The Committee shall satisfy itself that adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from the financial statements of the Corporation and assess the adequacy of these procedures annually.

Application of GAAP

9.                                       The Committee shall assure itself that the external auditors are satisfied that the accounting estimates and judgements made by management, and management’s selection of accounting principles reflect an appropriate application of generally accepted accounting principles.

Practices and Policies

10.                                 The Committee shall review with management and the external auditors, together and separately, the principal accounting practices and policies of the Corporation.

External Auditors

Oversight and Responsibility

11.                                 The Committee is directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting.

Reporting

12.                                 The external auditors shall report directly to the Committee and are ultimately accountable to the Committee.

Performance and Review

13.                                 The Committee shall annually review the performance of the external auditors and recommend to the Board of Directors the appointment of the external auditors or approve any discharge of the external auditors when circumstances warrant, for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation.

Annual Audit Plan

14.                                 The Committee shall review with the external auditors and management, together and separately, the overall scope of the annual audit plan and the resources the external auditors will devote to the audit.  The Committee shall annually review and approve the fees to be paid to the external auditors with respect to the annual audit.

Non-Audit Services

15.                                 “Non-audit services” means all services performed by the external auditors other than audit services.  All “non-audit” services to be provided to the Corporation by the external auditors must either be approved explicitly in advance by the Committee, or pursuant to certain pre-approval policies and procedures established by the Committee that are detailed as to the particular services that may be pre-approved, do not permit the delegation of approval authority to the Corporation’s management, and require management to inform the Committee of each service approved and performed under the policies and procedures.

16.                                 The Committee may delegate to one or members of the Committee the authority to grant such pre-approvals.  The decisions of such member(s) regarding approval of “non audit” services shall be reported by such member(s) to the full Committee at its first scheduled meeting following such pre-approval.  Notwithstanding the foregoing, pre-approval is not necessary for certain de minimis non-audit services performed by the external auditors, as specified in Section 2.4 of MI 52-110.

Independence Review

17.                                 The Committee shall review and assess the qualifications, performance and independence of the external auditors, including the requirements relating to such independence of the law governing the Corporation.  At least annually, the Committee shall receive from and review with the external auditors, their written statement delineating all relationships with the Corporation and, if necessary, recommend that the Board of Directors take appropriate action to satisfy itself of the external auditors’ independence and accountability to the Committee.

Reports to Board of Directors

Reports

18.                                 In addition, to such specific reports contemplated elsewhere in this Charter, the Committee shall report regularly to the full Board of Directors regarding such matters, including:

(a)                                  with respect to any issues that arise with respect to the quality or integrity of the financial statements of the Corporation, compliance with legal or regulatory requirements by the Corporation, the performance and independence of the external auditors of the Corporation;

(b)                                 following meetings of the Committee; and

(c)                                  with respect to such other matters as are relevant to the Committee’s discharge of its responsibilities.

Recommendations

19.                                 In addition, to such specific recommendations contemplated elsewhere in this Charter, the Committee shall provide such recommendations, as the Committee may deem appropriate.  The report to the Board of Directors may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make such report.

Whistle-Blowing

Procedures

20.                                 The Committee shall establish procedures for:

(a)                                  the receipt, retention and treatment of complaints received by the Corporation regarding questionable accounting, internal accounting controls, or auditing matters; and

(b)                                 the confidential, anonymous submission by employees of the Corporation and of concerns regarding questionable accounting or auditing matters.

Notice to Employees

21.                                 To comply with the above, the Committee shall ensure the Corporation advises all employees of the Corporation, by way of a written code of business conduct and ethics (the “Code”), or if such Code has not yet been adopted by the Board of Directors, by way of a written or electronic notice, that any employee who reasonably believes that questionable accounting, internal accounting controls, or auditing matters have been employed by the Corporation or its external auditors is strongly encouraged to report such concerns by way of written communication directly to the Chair or any other member of the Audit Committee.  Matters referred to a member of the Audit Committee, may be done so anonymously and in confidence.

The Corporation shall not take or allow any reprisal against any employee for, in good faith, reporting questionable accounting, internal accounting, or auditing matters.  Any such reprisal shall itself be considered a very serious breach of this policy.

All reported violations shall be investigated by the Audit Committee following rules of procedure and process as shall be recommended by outside counsel.

General

Access to Counsel

22.                                 The Committee shall review, periodically, with outside counsel of its choosing, any legal matter that could have a significant impact on the financial statements of the Corporation.

Hiring of Partners and Employees of External Auditors

23.                                 The Committee shall annually review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

General

24.                                 The Committee shall perform such other duties and exercise such powers as may, from time to time, be assigned or vested in the Committee by the Board of Directors, and such other functions as may be required of an audit committee by law, regulations or applicable stock exchange rules.

V.                                    ANNUAL PERFORMANCE REVIEW

Evaluation

Annual Review

The Committee shall perform a review and evaluation, annually, of the performance of the Committee and its members, including a review of the compliance of the Committee with this Charter.  In addition, the Committee shall evaluate, annually, the adequacy of this Charter annually and recommend any proposed changes to the Board of Directors.